CUSIP No. 290846104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

EMCORE Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

290846104
(CUSIP Number)

Kathryn Klinedinst, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7576
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846104

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 6,266,727
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,266,727

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,266,727

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 9.6%(1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)           Based on 65,028,010 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

CUSIP No. 290846104

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 6,266,727
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,266,727

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,266,727

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 9.6%(1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)           Based on 65,028,010 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

CUSIP No. 290846104

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 6,266,727
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,266,727

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,266,727

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 9.6%(1)

(14)	Type of Reporting Person (See Instructions) OO

_____________
(1)           Based on 65,028,010 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

CUSIP No. 290846104

Item 1.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on August 3, 2007 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2007 and Amendment No. 2 to Schedule 13D filed on October 5, 2007.  Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

This Amendment No. 3 is being made to disclose the acquisition of additional securities of the Issuer.  Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.     Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 3, each reporting person beneficially owns 6,266,727 shares of Common Stock, which are held of record by the Trust.

(b)           Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c)           Since October 5, 2007, the Trust has sold shares of Common Stock in brokered transactions as follows:

Date	Number of Shares	Price Per Share
2/7/2008	-300,000	$ 14.1698

In addition, pursuant to the Securities Purchase Agreement dated 2/15/2008, a copy of which is attached hereto as Exhibit B and incorporated herein by reference, the Reporting Persons purchased from Issuer, for a total purchase price of $9,400,000, 752,000 shares of Common Stock at $12.50 per share and warrants to purchase up to 131,600 shares of Common Stock with an exercise price of $15.06, a form of Warrant is attached hereto as Exhibit C and incorporated herein by reference.

In connection therewith, Issuer entered into a Registration Rights Agreement dated 2/15/2008, pursuant to which it agreed to register for resale the shares of Common Stock issued under this transaction and shares of Common Stock to be issued upon exercise of warrants.  A copy of the Registration Rights Agreement is attached hereto as Exhibit D and incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1, David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

CUSIP No. 290846104

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 3 to Schedule 13D.

Exhibit B:  Securities Purchase Agreement dated 2/15/2008

Exhibit C:  Form of Warrant to Purchase Common Stock

Exhibit D:  Registration Rights Agreement dated 2/15/2008

CUSIP No. 290846104

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 5, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 390846104

Exhibit A

Agreement Regarding Joint Filing of  Amendment No. 3 to Schedule 13D

The undersigned agree that the Amendment No. 3 to the Schedule 13D with respect to the Common Stock of EMCORE Corp. is a joint filing being made on their behalf.

Dated: March 5, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1

CUSIP No. 390846104

Exhibit B

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of February 15, 2008, by and among EMCORE Corporation, a New Jersey corporation with headquarters located at 10420 Research Road, SE, Albuquerque, New Mexico 87123 (the “Company”), and each investor  identified on the signature pages hereto (individually, an “Investor” and collectively, the “Investors”).

BACKGROUND

A.          The Company and each Investor are executing and delivering this Agreement in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act.

B.           Each Investor, severally and not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate number of shares of the common stock, no par value, of the Company (the “Common Stock”), set forth on such Investor’s signature page to this Agreement (which aggregate amount for all Investors together shall be 8,000,000 shares of Common Stock and shall collectively be referred to herein as the “Common Shares”) and (ii) warrants, in substantially the form attached hereto as Exhibit A (the “Warrants”) to acquire up to that number of additional shares of Common Stock set forth opposite such Investor’s name on the Schedule of Investors (the shares of Common Stock issuable upon exercise of or otherwise pursuant to the Warrants issued to the Investors, collectively, the “Warrant Shares”).

C.           The Common Shares, the Warrants and the Warrant Shares issued or issuable pursuant to this Agreement are collectively are referred to herein as the “Securities.”

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:

ARTICLE I

DEFINITIONS

1.1  Definitions.  In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act; provided, however, the term Affiliate shall not include WorldWater & Solar Technologies Corporation.

“Agent” has the meaning set forth in Section 3.1(l).

“Agreement” has the meaning set forth in the Preamble.

“Approved Stock Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to, or for the benefit of, any employee, officer or director for services provided to the Company.

“Business Day” means any day other than Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in The State of New York are authorized or required by law or other governmental action to close.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the date and time of the Closing and shall be on such date as is mutually agreed to by the Company and each Investor.

“Closing Price” means, for any date, the closing price per share of the Common Stock for such date (or, if not a Trading Day, the nearest preceding date that is a Trading Day) on the primary Eligible Market or exchange or quotation system on which the Common Stock is then listed or quoted.

“Company” has the meaning set forth in the Preamble.

“Common Shares” has the meaning set forth in the Preamble.

“Common Stock” has the meaning set forth in the Preamble.

“Contingent Obligation” has the meaning set forth in Section 3.1(aa).

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Stock.

“Disclosure Materials” has the meaning set forth in Section 3.1(g).

“Effective Date” means the date that the Registration Statement is first declared effective by the SEC.

“8-K Filing” has the meaning set forth in Section 4.5.

“Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board.

“Environmental Laws” has the meaning set forth in Section 3.1(dd).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Investors” means Jefferies & Company, Inc.

“Excluded Securities” means any Common Stock or other securities of the Company issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the Warrants; (iii) in connection with any strategic acquisition or transaction by the Company, whether through an acquisition of stock or a merger of any business, assets or technologies, provided that (A) the primary purpose is not to raise equity capital and (B) if in connection with the financing of such strategic acquisition or transaction, substantially all of the proceeds raised in connection with the issuance of Common Stock or other securities of the Company are used to  pay consideration  in or related to such strategic acquisition, for expenses  related  to such strategic acquisition and for working capital requirements  related  to  such  strategic  acquisition,  and all of the Common  Stock  or other securities of the Company issued in connection with such strategic acquisition or  transaction is  subject to Restrictions on Transfer until the Trigger Date; and (iv) upon exercise of any Options or Convertible Securities which are outstanding on the day immediately preceding the date hereof, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the date hereof.

“GAAP” has the meaning set forth in Section 3.1(g).

“Hazardous Materials” has the meaning set forth in Section 3.1(dd).

“Indebtedness” has the meaning set forth in Section 3.1(aa).

“Insolvent” has the meaning set forth in Section 3.1(h).

“Intellectual Property Rights” has the meaning set forth in Section 3.1(t).

“Investor” has the meaning set forth in the Preamble.

“Lien” means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

“Losses” means any and all losses, claims, damages, liabilities, settlement costs and expenses, including, without limitation, reasonable attorneys’ fees.

“Material Adverse Effect” means (i) an adverse effect on the legality, validity or enforceability of any Transaction Document on the Company other than as a result of a change in law or regulation following the date of this Agreement, (ii) a material adverse effect on the results of operations, assets, business or financial condition of the Company and the Subsidiaries taken as a whole on a consolidated basis or (iii) material and adverse impairment of the Company’s ability to perform on a timely basis its obligations under any of the Transaction Documents, provided, that none of the following alone shall be deemed, in and of itself, to constitute a Material Adverse Effect:  (A) a change in the market price or trading volume of the Common Stock or (B) changes in general economic conditions or changes affecting the industry in which the Company operates generally (as opposed to Company-specific changes) so long as such changes do not have a disproportionate effect on the Company and its Subsidiaries taken as a whole.

“Material Permits” has the meaning set forth in Section 3.1(v).

“Options” means any outstanding rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

“Person” has the meaning set forth in Section 3.1(aa).

“Placement Agents” means Jefferies & Co, Inc., Lazard Freres & Co. LLC, Canaccord Adams Inc., Merriman Curhan Ford & Co.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether commenced or threatened in writing.

“Prospectus” means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus including post-effective amendments of the Registration Statement, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means the Common Shares and the Warrant Shares issued or issuable pursuant to the Transaction Documents, together with any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

“Registration Rights Agreement” means the Registration Rights Agreement by and among the parties hereto of even date herewith in the form attached hereto as Exhibit E.

“Registration Statement” means each registration statement required to be filed pursuant to the Registration Rights Agreement, including (in each case) the Prospectus, amendments and supplements to such registration statement including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Regulation D” has the meaning set forth in the Preamble.

“Restrictions on Transfer” means restrictions on the sale, offers to sell, contract or agreements to sell, hypothecate, pledge, grant any option to purchase, make any "short sale" or otherwise dispose of or agree to dispose of, directly or indirectly, any securities of the Company, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any securities of the Company owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, in each case, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company.  "Short sales" for purposes of the preceding definition shall have the meaning as defined in Rule 200 of Regulation SHO adopted under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker-dealers or foreign regulated brokers having the effect of hedging the securities of the Company.

“Rule 144,” “Rule 415,” and “Rule 424” means Rule 144, Rule 415 and Rule 424, respectively, promulgated by the SEC pursuant to the Securities Act, as such rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” has the meaning set forth in the Preamble.

“SEC Reports” has the meaning set forth in Section 3.1(g).

“Securities” has the meaning set forth in the Preamble.

“Securities Act” has the meaning set forth in the Preamble.

“Shares” means shares of the Company’s Common Stock.

“Short Sales” has the meaning set forth in Section 3.2(h).

“Subsidiary” means the following subsidiaries of the Company: (i) Corona Optical Systems, Inc., a Delaware corporation, (ii) Opticomm Corporation, a Delaware corporation, and (iii) EMCORE Solar Power, Inc., a Delaware corporation.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed or quoted on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not listed or quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transaction” has the meaning set forth in Section 3.2(h).

“Transaction Documents” means this Agreement, including the schedules, annexes and exhibits attached hereto, the Registration Rights Agreement, Warrants and the Transfer Agent Instructions and each of the other agreements or instruments entered into or executed by the parties hereto in connection with the transactions contemplated by this Agreement.

“Transfer Agent” means American Stock Transfer & Trust Company, or any successor transfer agent for the Company.

“Transfer Agent Instructions” means, with respect to the Company, the Company Transfer Agent Instructions, in substantially the form of Exhibit D, executed by the Company and delivered to and acknowledged in writing by the Transfer Agent.

“Warrants” has the meaning set forth in the Preamble.

“Warrant Shares” has the meaning set forth in the Preamble.

ARTICLE II

PURCHASE AND SALE

2.1  Closing.  Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Investor, and each Investor shall, severally and not jointly, purchase from the Company, such number of Common Shares and Warrants for the price set forth on such Investor’s signature page to this Agreement.  The date and time of the Closing and shall be 11:00 a.m., New York City Time, on the Closing Date.  The Closing shall take place at the offices of the Company’s Counsel.

2.2  Closing Deliveries.

(a)  At the Closing, the Company shall deliver or cause to be delivered to each Investor the following:

(i)  a copy of the Company’s irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1(b) hereof), evidencing such number of Common Shares set forth on such Investor’s signature page to this Agreement, registered in the name of such Investor;

(ii)  a Warrant, issued in the name of such Investor, pursuant to which such Investor shall have the right to acquire such number of Warrant Shares set forth on such Investor’s signature page to this Agreement;

(iii)  duly executed Transfer Agent Instructions acknowledged by the Company’s transfer agent;

(iv)  a legal opinion of Jones Day, in the form of Exhibit C-1, executed by such counsel and delivered to the Investors;

(v)  a legal opinion of Dillon, Bitar & Luther, L.L.C., in the form of Exhibit C-2, executed by such counsel and delivered to the Investors;

(vi)  a certificate of the Secretary of the Company, dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, (b) certifying the current versions of the certificate of incorporation, as amended and by-laws of the Company and (c) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company;

(vii)  a certificate of the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the Company, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 5.1; and

(viii)  reimbursement of legal fees of Hudson Bay (an Investor) or its designee(s) for its costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including, without limitation, legal fees and disbursements in connection therewith, negotiation, preparation and execution of the Transaction Documents and due diligence in connection therewith) up to a maximum amount of $30,000, which amount, may be withheld by such Investor from its aggregate purchase price at the Closing.

(b)  At the Closing, each Investor shall deliver or cause to be delivered to the Company the following:

(i)  the purchase price set forth on such Investor’s signature page to this Agreement in United States dollars and in immediately available funds, by wire transfer to an account designated in writing to such Investor by the Company for such purpose (except, with respect to the Hudson Bay, the purchase price shall be net of legal fees as provided in Section 2.2(a)(vii); and

(ii)  a completed and executed Investor Signature Page to this Agreement;

(iii)  a completed version of the Stock Certificate Questionnaire attached hereto as Exhibit B-1;

(iv)  a completed and executed version of the Registration Statement Questionnaire and Acknowledgement attached hereto as Exhibit B-2; and

(v)  a completed and executed version of the Investor Certificate attached hereto as Exhibit B-3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investors as follows (which representations and warranties shall be deemed to apply, where appropriate, to each Subsidiary of the Company):

(a)  Subsidiaries.  The Company does not have any "significant subsidiaries" (within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect on the date hereof) other than the Subsidiaries.  The Company owns or controls, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any Lien, and all issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b)  Organization and Qualification.  The Company and each Subsidiary is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, with the requisite legal authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents, as applicable.  The Company and each Subsidiary is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(c)  Authorization; Enforcement.  The Company has the requisite corporate authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation by it of the transactions contemplated hereby and thereby including, without limitation, the issuance of the Common Shares, the reservation for issuance and the issuance of the Warrant Shares issuable upon exercise of the Warrants, have been duly authorized by all necessary corporate action on the part of the Company and no further consent or action is required by the Company, its Board of Directors or its stockholders.  Each of the Transaction Documents to which it is a party has been (or upon delivery will be) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)  No Conflicts; Consents.  The execution, delivery and performance of the Transaction Documents to which it is a party by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not, and will not, (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, as applicable, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound, or affected, except to the extent that such conflict, default, termination, amendment, acceleration or cancellation right would not reasonably be expected to have a Material Adverse Effect, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject (including, assuming the accuracy of the representations and warranties of the Investors set forth in Section 3.2 hereof, federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company or any Subsidiary is bound or affected, except to the extent that such violation would not have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations at the Closing under or contemplated by the Transaction Documents, including without limitation the issuance of the Securities, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing of a listing application for the Warrant Shares with the Trading Market, which shall be done pursuant to the rules of the Trading Market, (ii) the filing of a Form D with the SEC and any applicable state securities authorities and (iii) the filing of a Form 8-K with the SEC announcing the entry into the Transaction Documents and the issuance of the Securities.  The Company and its Subsidiaries are unaware of any facts or circumstances that would reasonably be expected to prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.  The Company is not in violation of the listing requirements of the Trading Market and has no knowledge of any facts that would reasonably be expected to lead to delisting or suspension of the Common Stock in the foreseeable future.  The issuance by the Company of the Securities shall not have the effect of delisting or suspending the Common Stock from the Trading Market.

(e)  The Securities.  The Securities (including the Warrant Shares) are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens, except for customary and required restrictions on transfer, and will not be subject to preemptive or similar rights of stockholders (other than those imposed by the Investors).  The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock issuable upon exercise of the Warrants.

(f)  Capitalization.  The aggregate number of shares and type of all authorized, issued and outstanding classes of capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) is set forth in Schedule 3.1(f) hereto.  All outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance in all material respects with all applicable securities laws.  Except as disclosed in Schedule 3.1(f) hereto, the Company did not have outstanding at February 14, 2007 any other Options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or entered into any agreement giving any Person any right to subscribe for or acquire, any shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.  Except as set forth on Schedule 3.1(f) hereto, and except for customary adjustments as a result of stock dividends, stock splits, combinations of shares, reorganizations, recapitalizations, reclassifications or other similar events, there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) and the issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investors) and will not result in a right of any holder of securities to adjust the exercise, conversion, exchange or reset price under such securities.  To the knowledge of the Company, except as disclosed in the SEC Reports and any Schedules 13D or 13G filed with the SEC pursuant to Rule 13d-1 of the Exchange Act by reporting persons or in Schedule 3.1(f) hereto, no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon the Company, beneficial ownership of in excess of 5% of the outstanding Common Stock.

(g)  SEC Reports; Financial Statements.  Except as set forth on Schedule 3.1(g) hereto, the Company has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the 12 months preceding the date hereof on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension and has filed all reports required to be filed by it under the Exchange Act with respect to the twelve (12) months preceding the date of this Agreement, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof.  Such reports required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, together with any materials filed by the Company under the Exchange Act during the twelve (12) months preceding the date of this Agreement, whether or not any such reports were required being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”.  As of their respective dates (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), the SEC Reports filed by the Company complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) by the Company, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing).  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements, the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP or may be condensed or summary statements, and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.  All material agreements to which the Company or any Subsidiary is a party or to which the property or assets of the Company or any Subsidiary are subject are included as part of or identified in the SEC Reports, to the extent such agreements are required to be included or identified pursuant to the rules and regulations of the SEC.

(h)  Material Changes; Undisclosed Events, Liabilities or Developments; Solvency.  Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in the SEC Reports or in Schedule 3.1(h) hereto, (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that would result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting or changed its auditors, except as disclosed in its SEC Reports, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders, in their capacities as such, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock-based plans.  The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.  The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur on the Closing Date, will not be Insolvent (as defined below).  For purposes of this Section 3.1(h), “Insolvent” means (i) the present fair saleable value of the Company’s assets is less than the amount required to pay the Company’s total Indebtedness (as defined in Section 3.1(aa)), (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) the Company has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(i)  Absence of Litigation.  Except as disclosed in the SEC Reports, there is no action, suit, claim, or Proceeding, or, to the Company’s knowledge, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary that would, individually or in the aggregate, have or be reasonably likely to result in a Material Adverse Effect.

(j)  Compliance.  Except as would not, individually or in the aggregate, have or be reasonably likely to result in a Material Adverse Effect, (i)  neither the Company nor any Subsidiary is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) neither the Company nor any Subsidiary is in violation of any order of any court, arbitrator or governmental body, or (iii)  neither the Company nor any Subsidiary is or has been in violation of any statute, rule or regulation of any governmental authority.

(k)  Title to Assets.  Neither the Company nor any Subsidiary owns real property.  The Company and each Subsidiary has good and marketable title in all personal property owned by them that is material to the business of the Company and each Subsidiary, in each case free and clear of all Liens, except for Liens that do not, individually or in the aggregate, have or be reasonably likely to result in a Material Adverse Effect.  Any real property and facilities held under lease by the Company or any Subsidiary is held by it under valid, subsisting and enforceable leases of which the Company and each Subsidiary is in material compliance.

(l)  No General Solicitation; Placement Agent’s Fees.  Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.  The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commission (other than for persons engaged by any Investor or its investment advisor) relating to or arising out of the issuance of the Securities pursuant to this Agreement.  The Company acknowledges that is has engaged Jefferies & Company, Inc. as its exclusive placement agent (the “Agent”) in connection with the sale of the Securities.  Other than the Agent, the Company has not engaged any placement agent or other agent in connection with the sale of the Securities.

(m)  Private Placement; Investment Company; U.S. Real Property Holding Corporation.  Neither the Company nor any of its Affiliates nor, any Person acting on the Company’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market.  Assuming the accuracy of the representations and warranties of the Investors set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Investors as contemplated hereby. The sale and issuance of the Securities hereunder does not contravene the rules and regulations of any Trading Market on which the Common Stock is listed or quoted.  The Company is not required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n)  Listing and Maintenance Requirements.  Except as set forth on Schedule 3.1(o) hereto, the Company has not, in the twelve months preceding the date hereof, received notice (written or oral) from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(o)  Registration Rights.  None of the execution of this Agreement or the issuance of the Securities as contemplated by this Agreement give rise to any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the SEC or any other governmental authority that have not expired or been satisfied or waived, other than pursuant to the Registration Rights Agreement.

(p)  Application of Takeover Protections.  The Company and its Board of Directors have taken all necessary action, if any, to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s charter documents or the laws of its state of incorporation that is or could become applicable to any of the Investors as a result of the Investors and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including, without limitation, as a result of the Company’s issuance of the Securities and the Investors’ ownership of the Securities.

(q)  Disclosure.  [Intentionally Omitted]

(r)  Acknowledgment Regarding Investors’ Purchase of Securities.  Based upon the assumption that the transactions contemplated by this Agreement are consummated in all material respects in conformity with the Transaction Documents, the Company acknowledges and agrees that each of the Investors (other than Excluded Investors) is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that no Investor (other than Excluded Investors) is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Investor (other than Excluded Investors) or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investors’ purchase of the Securities.  The Company further represents to each Investor that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its advisors and representatives.

(s)  Patents and Trademarks.  The Company and each Subsidiary owns, or possesses adequate rights or licenses to use, all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted.  None of the Company’s or any Subsidiary’s Intellectual Property Rights have expired or terminated, or are expected to expire or terminate within three years from the date of this Agreement.  The Company does not have any knowledge of any infringement by the Company or any Subsidiary of Intellectual Property Rights of others.  Except as disclosed in the SEC Reports, there is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or any Subsidiary regarding its Intellectual Property Rights.

(t)  Insurance.  The Company and each Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and locations in which the Company and each Subsidiary is engaged.

(u)  Regulatory Permits.  The Company and each Subsidiary possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as presently conducted and described in the SEC Reports (“Material Permits”), except where the failure to possess such permits would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any written notice of proceedings relating to the revocation or modification of any Material Permit.

(v)  Transactions With Affiliates and Employees.  Except as set forth or incorporated by reference in the Company’s SEC Reports, none of the officers, directors or employees of the Company is presently a party to any transaction with the Company that would be required to be reported on Form 10-K by Item 12 thereof pursuant to Regulation SK Item 404(a) (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the Company’s knowledge, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(w)  Internal Accounting Controls.  The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(x)  Sarbanes-Oxley Act. The Company is in compliance in all material respects with applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

(y)  Foreign Corrupt Practices.  Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent or employee acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated or is in violation in any material respect of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(z)  Indebtedness.  Except as disclosed in the SEC Reports, neither the Company nor any Subsidiary (i) has any outstanding Indebtedness (as defined below), (ii) is in violation of any term of and is not in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, and (iii) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.  For purposes of this Agreement:  (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a government or any department or agency thereof and any other legal entity.

(aa)  Employee Relations.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or employs any member of a union.  Except as disclosed in the SEC Reports, during the period covered by the SEC Reports, no executive officer of the Company has notified the Company or any Subsidiary that such officer intends to leave the Company or a Subsidiary, as applicable, or otherwise terminate such officer’s employment with the Company or a Subsidiary, as applicable.  To the knowledge of the Company, no executive officer of the Company is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any Subsidiary to any liability with respect to any of the foregoing matters.

(bb)  Labor Matters.  The Company and each Subsidiary is in compliance in all material respects with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(cc)  Environmental Laws.  The Company and each Subsidiary (i) is in compliance in all material respects with any and all Environmental Laws (as hereinafter defined), (ii) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) is in compliance in all material respects with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(dd)  Subsidiary Rights.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(ee)  Tax Status.  The Company and each Subsidiary (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(ff)  Disclosure.  The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Investors or their agents or counsel with any information that constitutes or could constitute material, nonpublic information other than information relating to the sale of the Common Shares and Warrants which will be made public upon issuance of the press release required pursuant to this Agreement which shall contain such information.  The Company understands and confirms that each of the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.  The Disclosure Materials and the PowerPoint presentation provided to the Investors regarding the Company, when read together in their entirety, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Except for the transactions contemplated by this Agreement, no event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.  The Company acknowledges and agrees that no Investor makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those set forth in the Transaction Documents.

(gg)  Manipulation of Price.  In connection with the sale of the Common Shares, the Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation, other than compensation paid to the Placement Agents, for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person, other than the Placement Agents, any compensation for soliciting another to purchase any other securities of the Company.

(hh)  No Additional Agreements.  The Company does not have any agreement or understanding with any Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in this Agreement.

3.2  Representations and Warranties of the Investors.  Each Investor hereby, as to itself only and for no other Investor, represents and warrants to the Company as follows:

(a)  Organization; Authority.  Such Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The purchase by such Investor of the Securities hereunder and the consummation of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership or other action on the part of such Investor.  This Agreement and the Transaction Documents to which such Investor is a party or has or will execute have been duly executed and delivered by such Investor and constitutes the valid and binding obligation of such Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)  No Public Sale or Distribution.  Such Investor is (i) acquiring the Common Shares and the Warrants and (ii) upon exercise of the Warrants will acquire the Warrant Shares issuable upon exercise thereof, in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Investor does not have a present arrangement to effect any distribution of the Securities to or through any person or entity; provided, however, that by making the representations herein, such Investor does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(c)  Investor Status.  At the time such Investor was offered the Securities, it was, at the date hereof it is, and on the date which it exercises any Warrants it will be an “accredited investor” as defined in Rule 501(a) under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.  Such Investor is not a registered broker dealer registered under Section 15(a) of the Exchange Act, or a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an entity engaged in the business of being a broker dealer.  Except as otherwise disclosed in writing to the Company on Exhibit B-2 (attached hereto) on or prior to the date of this Agreement, such Investor is not affiliated with any broker dealer registered under Section 15(a) of the Exchange Act, or a member of the FINRA or an entity engaged in the business of being a broker dealer.

(d)  General Solicitation.  Such Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media, broadcast over television or radio, disseminated over the Internet or presented at any seminar or any other general solicitation or general advertisement.

(e)  Experience of Such Investor.  Such Investor, either alone or together with its representatives has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Investor understands that it must bear the economic risk of this investment in the Securities indefinitely, and is able to bear such risk and is able to afford a complete loss of such investment.

(f)  Access to Information.  Such Investor acknowledges that it has reviewed the Disclosure Materials and has been afforded:  (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information (other than material non-public information) about the Company and each Subsidiary and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Neither such inquiries nor any other investigation conducted by or on behalf of such Investor or its representatives or counsel shall modify, amend or affect such Investor’s right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company’s representations and warranties contained in the Transaction Documents.  Such Investor acknowledges receipt of copies of the SEC Reports.

(g)  No Governmental Review.  Such Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(h)  No Conflicts.  The execution, delivery and performance by such Investor of this Agreement and the consummation by such Investor of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such that are not material and do not otherwise affect the ability of such Investor to consummate the transactions contemplated hereby or perform its obligations hereunder.

(i)  Prohibited Transactions; Confidentiality.  No Investor, directly or indirectly, and no Person acting on behalf of or pursuant to any understanding with any Investor, has engaged in any purchases or sales of the securities of the Company, including derivatives (such purchases or sales, a “Transaction”) (including, without limitation, any Short Sales involving any of the Company’s securities) since the time that such Investor was first contacted by the Company, the Agent or any other Person regarding an investment in the Company.  For purposes of clarification, "Transaction" shall not include the location and/or reservation of borrowable shares of Common Stock.  Such Investor covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with such Investor will engage, directly or indirectly, in any Transactions in the securities of the Company (including Short Sales) prior to the time the transactions contemplated by this Agreement are publicly disclosed.  “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, derivatives and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker-dealers or foreign regulated brokers; provided, however, that "short sales" shall not include the location and/or reservation of borrowable shares of Common Stock.  Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor's assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that had or has knowledge of the transactions contemplated herein.

(j)  No Legal, Tax or Investment Advice.  Such Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice.  Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.  Such Investor understands that the Agent has acted solely as the agent of the Company in this placement of the Securities, and that the Agent makes no representation or warranty with regard to the merits of this transaction or as to the accuracy of any information such Investor may have received in connection therewith.  Such Investor acknowledges that he has not relied on any information or advice furnished by or on behalf of the Agent.

(k)  Reliance on Exemptions.  Such Investor understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein and in the other Transaction Documents in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Securities.

(l)  Residency.  Such Investor is a resident of that jurisdiction specified below its address on the Schedule of Investors.

(m)  Transfer or Resale.  Such Investor understands that: (i) the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Investor shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Investor provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the Securities Act (or a successor rule thereto); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) except as set forth in the Registration Rights Agreement, neither the Company nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document.

(n)  Legends.  Such Investor understands that the certificates or other instruments representing the Common Shares and the Warrants and, until such time as the resale of the Common Shares and the Warrant Shares has been registered under the Securities Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Warrant Shares, except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT..  THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Such Investor understands that the legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company ("DTC"), if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the Securities Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the Securities Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144.  The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

4.1  Transfer Restrictions.

(a)  The Investors covenant that the Securities will only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws.  In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, or any transfer of Securities pursuant to Rule 144(k) (or any portion of Rule 144 after February 15, 2008), the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.  Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its Transfer Agent, without any such legal opinion, except to the extent that the transfer agent requests such legal opinion, any transfer of Securities by an Investor to an Affiliate of such Investor, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Securities.

(b)  The Investors agree to the imprinting, until no longer required by this Section 4.1(b), of the following legend on any certificate evidencing any of the Securities:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT..  THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Certificates evidencing the Common Shares and the Warrant Shares shall not be required to contain such legend or any other legend (i) while a registration statement (including the Registration Statement) covering the resale of the Common Shares and the Warrant Shares is effective under the Securities Act, (ii) following any sale of such Securities pursuant to Rule 144 if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the Securities can be sold under Rule 144, (iii) if the Securities are eligible for sale under Rule 144(k) (or any portion of Rule 144 after February 15, 2008), or (iv) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the Staff of the SEC).    The Company covenants and agrees that restrictive legends shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC, if, unless otherwise required by state securities laws, (i) if such Securities are registered for resale under the Securities Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the Securities Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144.  The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance.  The Company shall cause its counsel to issue the legal opinion included in the Transfer Agent Instructions to the Transfer Agent on the Effective Date.  Following the Effective Date and provided the registration statement referred to in clause (i) above is then in effect, or at such earlier time as a legend is no longer required for certain Securities, the Company will no later than five Trading Days following the delivery by an Investor to the Company or the Transfer Agent (if delivery is made to the Transfer Agent a copy shall be contemporaneously delivered to the Company) of (i) a legended certificate representing such Securities (and, in the case of a requested transfer, endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect transfer), and (ii) an opinion of counsel to the extent required by Section 4.1(a), deliver or cause to be delivered to such Investor a certificate representing such Securities that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to the Transfer Agent that expand the restrictions on transfer set forth in this Section.

If within three Trading Days after receipt by the Company or its Transfer Agent of a legended certificate and the other documents as specified in Clauses (i) and (ii) of the paragraph immediately above, the Company shall fail to cause to be issued and delivered to such Investor a certificate representing such Securities that is free from all restrictive and other legends, and if on or after such Trading Day the Investor purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of shares of Common Stock that the Investor anticipated receiving from the Company without any restrictive legend (the “Covering Shares”), then the Company shall, within three Trading Days after the Investor’s request, pay cash to the Investor in an amount equal to the excess (if any) of the Investor’s total purchase price (including brokerage commissions, if any) for the Covering Shares, over the product of (A) the number of Covering Shares, times (B) the closing bid price on the date of delivery of such certificate and the other documents as specified in Clauses (i) and (ii) of the paragraph immediately above.

(c)  The Company will not object to and shall permit (except as prohibited by law) an Investor to pledge or grant a security interest in some or all of the Securities in connection with a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement, and if required under the terms of such arrangement, the Company will not object to and shall permit (except as prohibited by law) such Investor to transfer pledged or secured Securities to the pledgees or secured parties.  Except as required by law, such a pledge or transfer would not be subject to approval of the Company, no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith (but such legal opinion shall be required in connection with a subsequent transfer or foreclosure following default by the Purchaser transferee of the pledge), and no notice shall be required of such pledge.  Each Investor acknowledges that the Company shall not be responsible for any pledges relating to, or the grant of any security interest in, any of the Securities or for any agreement, understanding or arrangement between any Investor and its pledgee or secured party.  At the appropriate Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders thereunder. Provided that the Company is in compliance with the terms of this Section 4.1(c), the Company’s indemnification obligations pursuant to Section 7.18 shall not extend to any Proceeding or Losses arising out of or related to this Section 4.1(c).

4.2  Furnishing of Information.  Until the date that any Investor owning Common Shares or Warrant Shares may sell all of them under Rule 144(k) (or Rule 144 after February 15, 2008) of the Securities Act (or any successor provision), the Company covenants to use its commercially reasonable best efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request to satisfy the provisions of this Section 4.2.  The Company shall submit to the SEC, as soon as practicable (but in no event later than three (3) Business Days) after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request.

4.3  Integration.  The Company shall not, and shall use its commercially reasonable best efforts to ensure that no Affiliate thereof shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

4.4  Securities Laws Disclosure; Publicity.  The Company shall issue a press release disclosing all material terms of the transactions contemplated hereby at or before 9:00 a.m., New York time, on February 15, 2008.  Within two business days of the date hereof, the Company shall file a Current Report on Form 8-K with the SEC (the “8-K Filing”) describing the terms of the transactions contemplated by the Transaction Documents and including as exhibits to such Current Report on Form 8-K the material Transaction Documents and the form of Warrants, in the form required by the Exchange Act.  Thereafter, the Company shall timely file any filings and notices required by the SEC or applicable law with respect to the transactions contemplated hereby.  Except as herein provided or in connection with the filing of the 8-K Filing or Registration Statement, neither the Company nor any Subsidiary shall publicly disclose the name of any Investor, or include the name of any Investor in any press release without the prior written consent of such Investor (which consent shall not be unreasonably withheld or delayed), unless otherwise required by law, regulatory authority or Trading Market.  No Investor will be in possession of material non-public information received from the Company or any Person acting on its behalf that is not disclosed in the press release referenced above and neither the Company nor any Subsidiary shall, and shall cause each of their respective officers, directors, employees and agents not to, provide any Investor with any material nonpublic information regarding the Company or any Subsidiary from and after the issuance of the above referenced press release without the express written consent of such Investor.

4.5  Use of Proceeds.  The Company intends to use the net proceeds from the sale of the Securities to purchase the telecommunications assets of Intel Corp.’s optical platform division, future potential acquisitions, working capital and general corporate purposes.  The Company also may use a portion of the net proceeds, currently intended for general corporate purposes, to acquire or invest in technologies, products or services that complement its business, although the Company has no present plans or commitments and is not currently engaged in any material negotiations with respect to these types of transactions.  Pending these uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities, or as otherwise pursuant to the Company’s customary investment policies.

4.6           Additional Registration Statements.  From the date hereof and until the date that is forty-five (45) calendar days after the earlier of (i) the Effective Date and (ii) the last day of the Registration Period (each as defined in the Registration Rights Agreement) (the "Trigger Date"), the Company shall not file a registration statement under the 1933 Act (other than on Form S-8) relating to securities that are not the Securities.

4.7           Additional Issuances.  From the date hereof until the Trigger Date, other than Excluded Securities, the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Stock, Options or Convertible Securities.

ARTICLE V

CONDITIONS

5.1  Conditions Precedent to the Obligations of the Investors.  The obligation of each Investor to acquire Securities at the Closing is subject to the satisfaction or waiver by such Investor, at or before the Closing, of each of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Closing as though made on and as of such date (except for those representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date); and

(b)  Performance.  The Company and each other Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing.

(c)  No Suspensions of Trading in Common Stock; Listing. Trading in the Common Stock shall not have been suspended by the SEC or any Trading Market (except for any suspensions of trading of not more than one Trading Day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Common Stock shall have been at all times since such date listed for trading on a Trading Market.

(d)  Absence of Litigation. No action, suit or proceeding by or before any court or any governmental body or authority, against the Company or any Subsidiary or pertaining to the transactions contemplated by this Agreement or their consummation, shall have been instituted on or before the Closing Date, which action, suit or proceeding would, if determined adversely, have a Material Adverse Effect.

(e)  Approvals.  The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(f)  Deliverables.  The Company shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.  The Company shall have delivered to the Investors those items required by Section 2.2(a).

(g)  Management Lock-up Agreements.  The Company shall have delivered to the Investors the lock-up agreements in the forms of Exhibit F hereof, executed by Reuben F. Richards, Hong Hou, Adam Gushard, John Iannelli and Keith Kosco (the "Lock-Up Agreements").

(h)  Aggregate Purchase Price.  The aggregate purchase price for all Securities shall not exceed $100,000,000.00.

5.2  Conditions Precedent to the Obligations of the Company.  The obligation of the Company to sell the Securities at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Investors contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date (except for those representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date); and

(b)  Performance.  The Investors shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investors at or prior to the Closing.

(c)  Deliverables.  The Investors shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.  The Investors shall have delivered to the Company those items required by Section 2.2(b).

ARTICLE VI

INTENTIONALLY OMITTED

ARTICLE VII

MISCELLANEOUS

7.1  Termination.  This Agreement may be terminated by the Company or any Investor, by written notice to the other parties, if the Closing has not been consummated by the fifth Trading Day following the date of this Agreement; provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

7.2  Fees and Expenses.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the applicable Securities.

7.3  Entire Agreement.  The Transaction Documents, together with the Exhibits, Annexes and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Company and the Investors will execute and deliver to the Investors such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

7.4  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission and electronic or mechanical confirmation of receipt, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section  prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission and electronic or mechanical confirmation of receipt, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The addresses, facsimile numbers and email addresses for such notices and communications are those set forth on the signature pages hereof, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by any such Person.  In addition, a copy (solely for informational purposes) of any notice required to be delivered to any Investor shall be delivered to the following address:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York  10022

Telephone:                                (212) 756-2000

Facsimile:                                (212) 593-5955

E-Mail:                      eleazer.klein@srz.com

Attention:                                Eleazer N. Klein, Esq.

7.5  Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Investors or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.  No amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities  then outstanding.  No consideration (other than the reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or holders of the Warrants, as the case may be.  The Company has not, directly or indirectly, made any agreements with any Investors relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.  Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Investor has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

7.6  Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

7.7  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investors; provided, however this Agreement shall be assigned to any corporation or association into which the Company may be merged or converted or with which it may be consolidated, or any corporation, association or other similar entity resulting from any merger, conversion or consolidation to which the Company shall be a party without the execution or filing of any paper with any partner hereto or any further act on the part of any of the parties to this Agreement except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.  Any Investor may assign its rights under this Agreement to any Person to whom such Investor assigns or transfers any Securities, provided (i) such transferor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such assignment, (ii) the Company is furnished with written notice of the name and address of such transferee or assignee and (iii) such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the “Investors.”

7.8  No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

7.9  Governing Law; Venue; Waiver of Jury Trial.  THE CORPORATE LAWS OF THE STATE OF NEW JERSEY SHALL GOVERN ALL ISSUES CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS.  ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  THE COMPANY AND INVESTORS HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN FOR THE ADJUDICATION OF ANY DISPUTE BROUGHT BY THE COMPANY OR ANY INVESTOR HEREUNDER, IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY THE COMPANY OR ANY INVESTOR, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER.  EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.  THE COMPANY AND INVESTORS HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

7.10  Survival.  Unless this Agreement is terminated under Section 7.1, the representations and warranties, agreements and covenants contained herein shall survive the Closing Date.  Each Investor shall be responsible solely for its own representations, warranties, agreements and covenants hereunder.

7.11  Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or email attachment, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or email-attached signature page were an original thereof.

7.12  Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

7.13  Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Investor exercises a right, election, demand or option owed to such Investor by the Company under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then, prior to the performance by the Company of the Company’s related obligation, such Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

7.14  Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company for any losses in connection therewith.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

7.15  Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to seek specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

7.16  Payment Set Aside.  To the extent that the Company makes a payment or payments to any Investor hereunder or any Investor enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company by a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

7.17  Adjustments in Share Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in any Transaction Document to a number of shares or a price per share shall be amended to appropriately account for such event.

7.18  Indemnification.  In consideration of each Investor's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Investor and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.  Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 7.18 shall be the same as those set forth in the Registration Rights Agreement.

7.19  Independent Nature of Investors’ Obligations and Rights.  The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Documents.  The decision of each Investor to purchase Securities pursuant to this Agreement has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no Investor or any of its agents or employees shall have any liability to any other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions.  Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document.  Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no other Investor will be acting as agent of such Investor in connection with monitoring its investment hereunder.  Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

EMCORE CORPORATION
By: /s/ Adam Gushard
Name: Adam Gushard
Title: Chief Financial Officer
Address for Notice:
10420 Research Road, SE
Albuquerque, New Mexico 87123
Facsimile No.: (505) 332-5000
Telephone No.: (505) 332-5038
Attn:
With a copy to:
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303
Facsimile No.: (650) 739-3900
Telephone No.: (650) 739-3997
Attn: Steve Gillette

and

Jones Day
51 Louisiana Avenue, NW
Washington, D.C. 20001
Facsimile No.: (201) 626-1700
Telephone No.: (202) 879-3483
Attn: John Welch

SPA COMPANY SIGNATURE PAGE

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.
Name of Investor: Polar Securities Inc.

By: /s/ Robyn Schultz
Name: Robyn Schultz
Title: VP, Polar Securities Inc. (as IA for certain managed accounts)
Address:372 Bay St., 21st Fl Toronto, ON M5R2W9
Telephone No.: 416-367-4364
Facsimile No.: 416-367-0567
Email Address: rschultz@polarsec.com
Number of Shares: 283,100
Aggregate Purchase Price: $3,538,750
Number of Warrants: 49,543
Delivery Instructions (if different than above):
BMO Nesbitt Burns Inc.
Account Reference: 402-20080, Altairis Offshore
1 First Canadian Place, 35th Floor
Toronto, ON M5X 1H3
Attn: Jennifer Scotland, 416-359-4972

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Polar Securities Inc.

By: /s/ Robyn Schultz
Name: Robyn Schultz
Title: VP, Polar Securities Inc. (as IA for certain managed accounts)
Address:372 Bay St., 21st Fl Toronto, ON M5R2W9
Telephone No.: 416-367-4364
Facsimile No.: 416-367-0567
Email Address: rschultz@polarsec.com
Number of Shares: 54,000
Aggregate Purchase Price: $680,000
Number of Warrants: 9,520
Delivery Instructions (if different than above):
BMO Nesbitt Burns Inc.
Account Reference: 402-20055, Altairis Investments L.P.
1 First Canadian Place, 35th Floor
Toronto, ON M5X 1H3
Attn: Jennifer Scotland, 416-359-4972

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Polar Securities Inc.

By: /s/ Robyn Schultz
Name: Robyn Schultz
Title: VP, Polar Securities Inc. (as IA for certain managed accounts)
Address:372 Bay St., 21st Fl Toronto, ON M5R2W9
Telephone No.: 416-367-4364
Facsimile No.: 416-367-0567
Email Address: rschultz@polarsec.com
Number of Shares: 502,500
Aggregate Purchase Price: $6,281,250
Number of Warrants: 87,938
Delivery Instructions (if different than above):
BMO Nesbitt Burns Inc.
Account Reference: 402-20486, Altairis Offshore Levered
1 First Canadian Place, 35th Floor
Toronto, ON M5X 1H3
Attn: Jennifer Scotland, 416-359-4972

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: THE QUERCUS TRUST

By: /s/ David Gelbaum
Name: David Gelbaum
Title: Trustee
Address:1835 Newport Blvd., A109PMB 467 Costa Mesa, CA 92627
Telephone No.: 949-646-3784
Facsimile No.: 949-631-6723
Email Address: xaixai@pacbell.net
Number of Shares: 752,000
Number of Warrants: 131,600
Aggregate Purchase Price: $9,400,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 14, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Marathon Global Equity Master Fund, Ltd.

By: /s/ Jamie Raboy
Name: Jamie Raboy
Title: Managing Director
Address:461 5th Avenue, 10[t]h Fl, New York, NY 10017
Telephone No.: 212-381-4422
Facsimile No.: 212-381-0012
Email Address: seichenstein@marathonfund.com
Number of Shares: 600,000
Number of Warrants: 105,000
Aggregate Purchase Price: $7,500,000

Delivery Instructions (if different than above):
c/o: Goldman Sachs & Co.
Address: 30 Hudson Street, Jersey City, NJ 07302
Telephone No. :212-357-2468
Facsimile No.:	212-428-9370
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited

By: /s/ Andrew Martin
Name: Andrew Martin
Title: Managing Director
Address:UBS O’Connor LLCOne North Wacker Drive 32nd Floor Chicago, Illinois 60614 Attn: Robert Murray
Telephone No.: 312-525-6247
Facsimile No.: 3112-252-6271
Email Address: DL-ubsoc-corpact@ubs.com
Number of Shares: 336,000
Number of Warrants: 58,800
Aggregate Purchase Price: $4,200,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited

By: /s/ Andrew Martin
Name: Andrew Martin
Title: Managing Director
Address:UBS O’Connor LLCOne North Wacker Drive 32nd Floor Chicago, Illinois 60614 Attn: Robert Murray
Telephone No.: 312-525-6247
Facsimile No.: 312-525-6271
Email Address: DL-ubsoc-corpact@ubs.com
Number of Shares: 210,560
Number of Warrants: 36,848
Aggregate Purchase Price: $2,632,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited

By: /s/ Andrew Martin
Name: Andrew Martin
Title: Managing Director
Address:UBS O’Connor LLCOne North Wacker Drive 32nd Floor Chicago, Illinois 60614 Attn: Robert Murray
Telephone No.: 312-525-6247
Facsimile No.: 312-525-6271
Email Address: DL-ubsoc-corpact@ubs.com
Number of Shares: 13,440
Number of Warrants: 2,352
Aggregate Purchase Price: $168,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: The Tocqueville Fund

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager
Address:40 W. 57th St. 19th Floor New York, NY 10019
Telephone No.: (212) 698-0849
Facsimile No.: (212) 262-0154
Email Address: RWK@tocqueville.com
Number of Shares: 225,000
Aggregate Purchase Price: $2,812,500
Delivery Instructions (if different than above):
c/o: Tocqueville Asset Mgmt.
Address: 40 W. 57th St., 19th Fl.
New York, NY 10019
Telephone No.: (212) 698-0849
Facsimile No.:	(212) 262-0154
Other Special Instructions: Tax ID: 13-6878714

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Tocqueville Amerique

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager
Address:EIFB 6. ave de Provence 75441 Paris FRANCE
Telephone No.: (212) 698-0849
Facsimile No.: (212) 262-0154
Email Address: RWK@tocqueville.com
Number of Shares: 45,000
Aggregate Purchase Price: $562,500
Delivery Instructions (if different than above):
c/o: Tocqueville Asset Mgmt.
Address: 40 W. 57th St., 19th Fl.
New York, NY 10019
Telephone No.: (212) 698-0849
Facsimile No.:	(212) 262-0154
Other Special Instructions: Tax ID: n/a (foreign)

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: MONTBER, S.A. INCOME

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager
Address:c/o The Bank of Bermuda 6. Front Street Hamilton HM11 Bermuda
Telephone No.: (212) 698-0849
Facsimile No.: (212) 262-0154
Email Address: RWK@tocqueville.com
Number of Shares: 190,000
Aggregate Purchase Price: $2,375,000
Delivery Instructions (if different than above):
c/o: Tocqueville Asset Mgmt.
Address: 40 W. 57th St., 19th Fl.
New York, NY 10019
Telephone No.: (212) 698-0849
Facsimile No.:	(212) 262-0154
Other Special Instructions: Tax ID: n/a (foreign)

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: THORN LIMITED

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager
Address:c/o Lepercq Corp. Mgmt. P.O. Box HM 2363 Hamilton HM JX Bermuda
Telephone No.: (212) 698-0849
Facsimile No.: (212) 262-0154
Email Address: RWK@tocqueville.com
Number of Shares: 35,000
Aggregate Purchase Price: $437,500
Delivery Instructions (if different than above):
c/o: Tocqueville Asset Mgmt.
Address: 40 W. 57th St., 19th Fl.
New York, NY 10019
Telephone No.: (212) 698-0849
Facsimile No.:	(212) 262-0154
Other Special Instructions: Tax ID: n/a (foreign)

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 13, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: KALUNBORG LTD BVI

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager
Address:c/o CODAN TRUST CO. Richmond House 12 Par La Ville Road Hamilton HM JX Bermuda
Telephone No.: (212) 698-0849
Facsimile No.: (212) 262-0154
Email Address: RWK@tocqueville.com
Number of Shares: 15,000
Aggregate Purchase Price: $187,500
Delivery Instructions (if different than above):
c/o: Tocqueville Asset Mgmt.
Address: 40 W. 57th St., 19th Fl.
New York, NY 10019
Telephone No.: (212) 698-0849
Facsimile No.:	(212) 262-0154
Other Special Instructions: Tax ID: n/a (foreign)

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: HIGHBRIDGE INTERNATIONAL LLC By: Highbridge Capital Management, LLC Its: Trading Manager

By: /s/ Adam J. Chill
Name:Adam J. Chill
Title: Managing Director
Address:Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor New York, NY 10019 Attn: Ari J. Storch/Adam J. Chill
Telephone No.: 212-287-4720
Facsimile No.: 212-751-0755
Email Address: ari.storch@highbridge.com adam.chill@highbridge.com
Number of Shares: 500,000
Number of Warrants: 87,500
Aggregate Purchase Price: $6,250,000
Delivery Instructions (if different than above):
c/o: Bear Stearns
Address: 1 Matratech Center, 20th Floor
Brooklyn, NY 11201
Telephone No.: 212-272-3915
Facsimile No.:
Other Special Instructions: Attn: Elanna Bradley

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: ARDSLEY PARTNERS FUND II, L.P.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Partner
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 126,500
Number of Warrants: 22,138
Aggregate Purchase Price: $1,581,250
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Partner
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 81,800
Number of Warrants: 14,315
Aggregate Purchase Price: $1,022,500
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: ARDSLEY PARTNERS RENEWABLE FUND, L.P.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Partner
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 68,300
Number of Warrants: 11,953
Aggregate Purchase Price: $853,750
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: ARDSLEY OFFSHORE FUND, LTD.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Agent / Advisor
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 88,500
Number of Warrants: 15,488
Aggregate Purchase Price: $1,106,250
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Director
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 116,100
Number of Warrants: 20,318
Aggregate Purchase Price: $1,451,250
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: MARION LYNTON

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Agent / Advisor
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 3,200
Number of Warrants: 560
Aggregate Purchase Price: $40,000
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: HFR HE ARDSLEY MASTER TRUST

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Agent / Advisor
Address: 262 Harbor Drive 4th Floor Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Email Address: steve@adrsley.com
Number of Shares: 15,600
Number of Warrants: 2,730
Aggregate Purchase Price: $195,000
Delivery Instructions (if different than above):
c/o: Ardsley Partners
Address:	262 Harbor Drive, 4th Floor
Stamford, CT 06902
Telephone No.: 203-355-0700
Facsimile No.: 203-355-0715
Other Special Instructions: n/a

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: HUDSON BAY OVERSEAS FUND LTD

By: /s/ Yoav Roth
Name:Yoav Roth
Title: Principal & Portfolio Manager
Address: 120 Broadway, 40th Floor New York, NY 10271
Telephone No.: 212-571-1244
Facsimile No.: 212-571-1279
Email Address: investments@hudsonbaycapital.com
Number of Shares: 545,600
Number of Warrants: 95,480
Aggregate Purchase Price: $6,820,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: HUDSON BAY FUND LTD

By: /s/ Yoav Roth
Name:Yoav Roth
Title: Principal & Portfolio Manager
Address: 120 Broadway, 40th Floor New York, NY 10271
Telephone No.: 212-571-1244
Facsimile No.: 212-571-1279
Email Address: investments@hudsonbaycapital.com
Number of Shares: 334,400
Number of Warrants: 58,520
Aggregate Purchase Price: $4,180,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Portside Growth and Opportunity Fund

By: /s/ Jeff Smith
Name:Jeff Smith
Title: Authorized Signatory
Address: Portside Growth and Opportunity Fund c/o Ramius Capital Group 666 Third Avenue, 26th Floor New York, NY 10271
Telephone No.: (212) 845-7955
Facsimile No.: (212) 201-4802
Email Address: jsmith@ramius.com olittman@raimus.com
Number of Shares: 480,000
Number of Warrants: 84,000
Aggregate Purchase Price: $6,000,000
Delivery Instructions (if different than above):
c/o:
Address: **PLEASE SEE ATTACHED FOR DELIVERY INSTRUCTIONS**

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Empire Capital Partners, LTD

By: /s/ Peter J. Richards
Name:Peter J. Richards
Title: Managing Member of Empire Capital Management, LLC (investment manager to Empire Capital Partners, LTD)
Address: One Gorham Island, Suite 201 Westport, CT 06880 USA
Telephone No.: 203-454-1019
Facsimile No.: 203-454-1539
Email Address: pjr@empirecapital.com
Number of Shares: 144,600
Number of Warrants: 25,305
Aggregate Purchase Price: $1,807,500
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Empire Capital Partners, LP

By: /s/ Peter J. Richards
Name:Peter J. Richards
Title: Managing Member of Empire Capital Management, LLC (investment manager to Empire Capital Partners, LP)
Address: One Gorham Island, Suite 201 Westport, CT 06880 USA
Telephone No.: 203-454-1019
Facsimile No.: 203-454-1539
Email Address: pjr@empirecapital.com
Number of Shares: 155,400
Number of Warrants: 27,195
Aggregate Purchase Price: $1,942,500
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 14, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Capital Ventures International By: Heights Capital Management, Inc. its authorized agent

By: /s/ Michael Spolan
Name:Michael Spolan
Title: General Counsel
Address: c/o Heights Capital Management 101 California Street, Suite 3250 San Francisco, CA 94111
Telephone No.: 415-403-6500
Facsimile No.: 415-403-6525
Email Address: Martin.Kobinger@sig.com
Number of Shares: 300,000
Number of Warrants: 52,500
Aggregate Purchase Price: $3,750,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Iroquois Masterfund, Ltd.

By: /s/ John Silverman
Name:John Silverman
Title: Authorized Signatory
Address: 641 Leigh Ave., New York, NY 10023
Telephone No.: 212-924-3000
Facsimile No.:
Email Address: JSilverman@____.com
Number of Shares: 300,000
Number of Warrants: 52,500
Aggregate Purchase Price: $3,750,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Kingdon Associates

By: /s/ Alan Winters
Name:Alan Winters
Title: Chief Operating Officer
Address: 152 West 57th Street, 50th Floor New York, NY 10019
Telephone No.:
Facsimile No.:
Email Address:
Number of Shares: 72,600
Number of Warrants: 12,705
Aggregate Purchase Price: $907,500
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions: Attn: Alfred Barbagallo

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: M. Kingdon Offshore Ltd.

By: /s/ Alan Winters
Name:Alan Winters
Title: Chief Operating Officer
Address: 152 West 57th Street, 50th Floor New York, NY 10019
Telephone No.:
Facsimile No.:
Email Address:
Number of Shares: 217,350
Number of Warrants: 38,036
Aggregate Purchase Price: $2,716,875
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Kingdon Family Partnership, L.P.

By: /s/ Alan Winters
Name:Alan Winters
Title: Chief Operating Officer
Address: 152 West 57th Street, 50th Floor New York, NY 10019
Telephone No.:
Facsimile No.:
Email Address:
Number of Shares: 10,050
Number of Warrants: 1,759
Aggregate Purchase Price: $125,625
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Investcorp Interlachen Multi-Strategy Master Fund Limited By: Interlachen Capital Group LP, Authorized Signatory

By: /s/ Gregg T. Colburn
Name:Gregg T. Colburn
Title: Authorized Signatory
Address: Interlachen Capital Group LP 800 Nicollet Mall, Suite 2500 Minneapolis, MN 55402
Telephone No.: 612-659-4407 or 612-659-4450
Facsimile No.: 612-659-4457 or 612-659-4401
Email Address: gcolburn@interlachencapital.com AND legal@interlachencapital.com
Number of Shares: 200,000
Number of Warrants: 35,000
Aggregate Purchase Price: $2,500,000
Delivery Instructions (if different than above):
c/o:Goldman Sachs & Co.
ATTN: Steve Grandstrand
Address: One New York Plaza
New York, NY 10004
Telephone No.: 212-357-7171
Facsimile No.:	212-357-0413
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: CD Investment Partners, Ltd.: By: Carpe Diem Capital Management LLC Its: Investment Advisor

By: /s/ John Ziegelman
Name:John Ziegelman
Title: President
Address: 111 South Wacker Drive, Suite 3950 Chicago, IL 60606
Telephone No.: 312-803-5010
Facsimile No.: 312-803-5017
Email Address: john@cdcapital.com
Number of Shares: 160,000
Number of Warrants: 28,000
Aggregate Purchase Price: $2,000,000
Delivery Instructions (if different than above):
c/o: Goldman Sachs & Co.
Address: One New York Plaza, 48th Floor
New York, NY 10004
Telephone No.: 212-357-7172
Facsimile No.:	212-428-5806
Other Special Instructions: Deliver all original certificates and Warrant to Goldman with a copy to the Purchaser

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Lagunitas Partners LP

By: /s/ Jon D. Gruber
Name:Gruber & McBaine Cap Mgmt.
Title: General Partner
Address: Gruber & McGaine Cap Mgmt. 50 Osgood Place – P4 San Francisco, CA 94133
Telephone No.: 415-782-2606
Facsimile No.: 415-981-6434
Email Address: chris@gmcm.com
Number of Shares: 97,000
Number of Warrants: 16,975
Aggregate Purchase Price: $1,272,500
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Gruber & McBaine International

By: /s/ Jon D. Gruber
Name:Gruber & McBaine Cap Mgmt.
Title: Investment Advisor
Address: Gruber & McGaine Cap Mgmt. 50 Osgood Place – P4 San Francisco, CA 94133
Telephone No.: 415-782-2606
Facsimile No.: 415-981-6434
Email Address: chris@gmcm.com
Number of Shares: 7,000
Number of Warrants: 1,225
Aggregate Purchase Price: $87,500
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Jon D. & Linda W. Gruber Trust

By: /s/ Jon D. Gruber
Name:Jon D. Gruber
Title: Trustee
Address: Gruber & McGaine Cap Mgmt. 50 Osgood Place – P4 San Francisco, CA 94133
Telephone No.: 415-782-2606
Facsimile No.: 415-981-6434
Email Address: chris@gmcm.com
Number of Shares: 56,000
Number of Warrants: 9,800
Aggregate Purchase Price: $700,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: CaraCastle Partners

By: /s/ Damien Quinn
Name:Damien Quinn
Title: Principal
Address: 14 The Ridge Plandome, NY 11030
Telephone No.: (212) 619-0222
Facsimile No.: (212) 619-0244
Email Address: DQuinn@CaraCastle.com
Number of Shares: 88,000
Number of Warrants: 15,400
Aggregate Purchase Price: $1,100,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: MMCAP Int’l Inc. SPC

By: /s/ Ben Cubitt
Name:Ben Cubitt
Title: PM
Address: 90 Fort St., Box 32021 Grand Cayman,
Telephone No.: 416-408-0998
Facsimile No.: 416-352-7553
Email Address: bcubitt@hamcap.ky
Number of Shares: 150,000
Number of Warrants: 26,250
Aggregate Purchase Price: $1,875,000
Delivery Instructions (if different than above):
c/o:MMCAP Int’l Inc. SPC
Address: 161 Bay St., 5th Fl.
Toronto
Telephone No.:
Facsimile No.:
Other Special Instructions: Ask for Chris Smith

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Cranshire Capital, L.P.

By: /s/ Mister D. Kopine
Name:Mister D. Kopine
Title: President – Downsview Capital The General Partner
Address: 3100 Dundee Road, Suite 703 Northbrook, IL 60062
Telephone No.: 847-562-4030
Facsimile No.: 847-562-4031
Email Address: MKopine@crenshirecapital.com
Number of Shares: 120,000
Number of Warrants: 21,000
Aggregate Purchase Price: $1,500,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Enable Growth Partners LP

By: /s/ Brendan O’Neil
Name:Brendan O’Neil
Title: President & Chief Investment Officer
Address: One Ferry Building, Suite 255 San Francisco, CA 94111
Telephone No.: 415-677-1578
Facsimile No.: 415-677-1580
Email Address: boneil@enablecapital.com
Number of Shares: 100,000
Number of Warrants: 17,500
Aggregate Purchase Price: $1,250,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: Crestview Capital Master, LLC By: Crestview Capital Partners, LLC Its Sole Manager

By: /s/ Robert Hoyt
Name:Robert Hoyt
Title: Manager
Address: 95 Revere Drive Suite A Northbrook, IL 60062
Telephone No.: (847) 559-0060
Facsimile No.: (847) 559-5807
Email Address: adam@crestviewcap.com
Number of Shares: 100,000
Number of Warrants: 17,500
Aggregate Purchase Price: $1,250,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February 15, 2008 (the “Purchase Agreement”) by and among EMCORE Corporation and the Investors (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor: RHP Master Fund, Ltd. By: Rock Hill Investment Management, L.P. By: RHP General Partner, LLC

By: /s/ Keith Marlowe
Name:Keith Marlowe
Title: Director
Address: c/o Rock Hill Investment Management, LP Three Bala Plaza – East, Suite 585 Bala Cynwyd, PA 19004
Telephone No.: 610-949-9700
Facsimile No.: 610-676-9600
Email Address: kmarlowe@rockhillfunds.com
Number of Shares: 100,000
Number of Warrants: 17,500
Aggregate Purchase Price: $1,250,000
Delivery Instructions (if different than above):
c/o:
Address:

Telephone No.:
Facsimile No.:
Other Special Instructions:

Exhibits:

A           Form of Warrant
B           Instruction Sheet for Investors
C           Opinion of Company Corporate Counsel
D           Company Transfer Agent Instructions
E           Form of Registration Rights Agreement
F           Form of Lock-Up Agreement

Exhibit A

FORM OF WARRANT

[See Attached]

Exhibit B

INSTRUCTION SHEET FOR INVESTOR

(to be read in conjunction with the entire Securities Purchase Agreement)

A.	Complete the following items in the Securities Purchase Agreement:
	1.	Complete and execute the Investor Signature Page. The Agreement must be executed by an individual authorized to bind the Investor.
	2.	Exhibit B-1 - Stock Certificate Questionnaire:

Provide the information requested by the Stock Certificate Questionnaire;
	3.	Exhibit B-2 - Registration Statement Questionnaire:

Provide the information requested by the Registration Statement Questionnaire.
	4.	Exhibit B-3 - Investor Certificate:

Provide the information requested by the Investor Certificate.
	5.	Return, via facsimile, the signed Securities Purchase Agreement including the properly completed Exhibits B-1 through B-3, to:
Facsimile:
Telephone:
Attn:
	6.	After completing instruction number five (5) above, deliver the original signed Securities Purchase Agreement including the properly completed Exhibits B-1 through B-3 to:
Address:
B.	Instructions regarding the wire transfer of funds for the purchase of the Securities will be telecopied to the Investor by the Company at a later date.

Exhibit B-1

EMCORE CORPORATION

STOCK CERTIFICATE QUESTIONNAIRE

Please provide us with the following information:
1.	The exact name that the Securities are to be registered in (this is the name that will appear on the stock and warrant certificate(s)). You may use a nominee name if appropriate:
2.	The relationship between the Investor of the Securities and the Registered Holder listed in response to item 1 above:
3.	The mailing address, telephone and telecopy number and email address of the Registered Holder listed in response to item 1 above:

4.	The Tax Identification Number of the Registered Holder listed in response to item 1 above:

Exhibit B-2

EMCORE CORPORATION

REGISTRATION STATEMENT QUESTIONNAIRE

In connection with the Registration Statement, please provide us with the following information regarding the Investor.

1.           Please state your organization’s name exactly as it should appear in the Registration Statement:

Except as set forth below, your organization does not hold any equity securities of theCompany on behalf of another person or entity.

State any exceptions here:

If the Investor is not a natural person, please identify the natural person or persons who willhave voting and investment control over the Securities owned by the Investor:

2.  Address of your organization:

Telephone:  __________________________

Fax:  ________________________________

Contact Person:  _______________________

3.  Have you or your organization had any position, office or other material relationship within the past three years with the Company or its affiliates?  (Include any relationships involving you or any of your affiliates, officers, directors, or principal equity holders (5% or more) that has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.)

_______                      Yes                                _______                      No

If yes, please indicate the nature of any such relationship below:

4.  Are you the beneficial owner of any other securities of the Company?  (Include any equity securities that you beneficially own or have a right to acquire within 60 days after the date hereof, and as to which you have sole voting power, shared voting power, sole investment power or shared investment power.)

_______                      Yes                                _______                      No

If yes, please describe the nature and amount of such ownership as of a recent date.

5.  Except as set forth below, you wish that all the shares of the Company’s common stock beneficially owned by you or that you have the right to acquire from the Company be offered for your account in the Registration Statement.

State any exceptions here:

6.  Have you made or are you aware of any arrangements relating to the public distribution of the Common Shares or Warrant Shares pursuant to the Registration Statement?

_______                      Yes                                _______                      No

If yes, please describe the nature and amount of such arrangements.

7.           FINRA Matters

(a)           State below whether (i) you or any associate or affiliate of yours are a member of the FINRA, a controlling shareholder of an FINRA member, a person associated with a member, a direct or indirect affiliate of a member, or an underwriter or related person with respect to the proposed offering; (ii) you or any associate or affiliate of yours owns any stock or other securities of any FINRA member not purchased in the open market; or (iii) you or any associate or affiliate of yours has made any outstanding subordinated loans to any FINRA member. If you are a general or limited partnership, a no answer asserts that no such relationship exists for you as well as for each of your general or limited partners.

Yes: __________	No: __________

If “yes,” please identify the FINRA member and describe your relationship, including, in the case of a general or limited partner, the name of the partner:

If you answer “no” to Question 7(a), you need not respond to Question 7(b).

(b)           State below whether you or any associate or affiliate of yours has been an underwriter, or a controlling person or member of any investment banking or brokerage firm which has been or might be an underwriter for securities of the Corporation or any affiliate thereof including, but not limited to, the common stock now being registered.

Yes: __________	No: __________

If “yes,” please identify the FINRA member and describe your relationship, including, in the case of a general or limited partner, the name of the partner.

ACKNOWLEDGEMENT

The agrees to provide the Company and the Company’s counsel any and all such further information regarding the undersigned promptly upon request in connection with the preparation, filing, amending, and supplementing of the Registration Statement (or any prospectus contained therein).  The undersigned hereby consents to the use of all such information in the Registration Statement.

The undersigned understands and acknowledges that the Company will rely on the information set forth herein for purposes of the preparation and filing of the Registration Statement.

The undersigned understands that the undersigned may be subject to serious civil and criminal liabilities if the information provided by the undersigned hereunder for use in the Registration Statement, when it becomes effective, either contains an untrue statement of a material fact or omits to state a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement not misleading.  The undersigned represents and warrants that all information it provides to the Company and its counsel is currently materially accurate and complete, and agrees during the Effectiveness Period and any additional period in which the undersigned is making sales of Shares under and pursuant to the Registration Statement, to promptly notify the Company of any misstatement of a material fact with respect to such information provided by the undersigned hereunder in the Registration Statement, and of the omission of any material fact necessary to make such statements not misleading.

Dated:  __________

______________________________
Name
______________________________
Signature
______________________________
Name and Title of Signatory

Exhibit B-3

EMCORE CORPORATION

CERTIFICATE FOR CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY,

TRUST, FOUNDATION AND JOINT INVESTORS

If the Investor is a corporation, partnership, limited liability company, trust, pension plan, foundation, joint Investor (other than a married couple) or other entity, an authorized officer, partner, or trustee must complete, date and sign this Certificate.

CERTIFICATE

The undersigned certifies that the representations and responses below are true and accurate:

(a)           The Investor has been duly formed and is validly existing and has full power and authority to invest in the Company.  The person signing on behalf of the undersigned has the authority to execute and deliver the Securities Purchase Agreement on behalf of the Investor and to take other actions with respect thereto.

(b)           Indicate the form of entity of the undersigned:

____                      Limited Partnership

____                      General Partnership

____                      Limited Liability Company

____                      Corporation

____                      Revocable Trust (identify each grantor and indicate under what circumstances the trust is revocable by the grantor):

(Continue on a separate piece of paper, if necessary.)

____                      Other type of Trust (indicate type of trust and, for trusts other than pension trusts, name the grantors and beneficiaries):

(Continue on a separate piece of paper, if necessary.)

____                      Other form of organization (indicate form of organization ().

(c)           Indicate the approximate date the undersigned entity was formed:.

(d)           In order for the Company to offer and sell the Securities in conformance with state and federal securities laws, the following information must be obtained regarding your investor status.  Please initial each category applicable to you as an investor in the Company.

___	1.
A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

___	2.	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

___	3.	An insurance company as defined in Section 2(13) of the Securities Act;

___	4.	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

___	5.	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

___	6.
A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

___	7.
An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

___	8.	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

___	9.
Any partnership or corporation or any organization described in Section 501(c)(3) of the Internal Revenue Code or similar business trust, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

___	10.
A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule  506(b)(2)(ii) of the Exchange Act;

___	11.
An entity in which all of the equity owners qualify under any of the above subparagraphs.  If the undersigned belongs to this investor category only, list the equity owners of the undersigned, and the investor category which each such equity owner satisfies:
(Continue on a separate piece of paper, if necessary.)

Please set forth in the space provided below the (i) states, if any, in the U.S. in which you maintained your principal office during the past two years and the dates during which you maintained your office in each state, (ii) state(s), if any, in which you are incorporated or otherwise organized and (iii) state(s), if any, in which you pay income taxes.

Dated:__________________________, 2008

Print Name of Investor

Name:
Title:
(Signature and title of authorized officer, partner or trustee)

Exhibit C-1

OPINION OF JONES DAY

We have acted as special counsel for Emcore Corporation, a New Jersey corporation (the “Company”), in connection with the purchase from the Company by the several purchasers named in Schedule A attached hereto (collectively, the “Purchasers”) of common stock, no par value, of the Company (the “Common Stock”) and warrants to acquire additional shares of Common Stock, pursuant to the Stock Purchase Agreement dated as of February 15, 2008 (the “Stock Purchase Agreement”), by and among the Company and the Purchasers.  This letter is furnished to the Purchasers pursuant to Section 2.2(a)(iii) of the Stock Purchase Agreement.  Except as otherwise defined herein, terms used in this letter are used as defined in the Stock Purchase Agreement.

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions.  Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1.
Assuming that (a) the Company is a corporation existing and in good standing under the laws of State of New Jersey and (b) the Stock Purchase Agreement and the Registration Rights Agreement dated as of February 15, 2008 (the “Registration Rights Agreement”) by and among the Company and the Purchasers (i) have been (A) authorized by all necessary corporate action of the Company and (B) executed and delivered by the Company under the laws of the State of New Jersey and (ii) do not violate the laws of the State of New Jersey, each of the Stock Purchase Agreement and the Registration Rights Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.
No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance of the Stock Purchase Agreement and the Registration Rights Agreement by the Company, or in connection with the issuance or sale of the Common Stock and the Warrants by the Company to the Purchasers, except as may be required under (i) state securities or blue sky laws or (ii) the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934.

3.
The execution, delivery and performance of the Stock Purchase Agreement and the Registration Rights Agreement by the Company, the issuance and sale of the Common Stock and the Warrants by the Company and compliance with the terms and provisions of the Stock Purchase Agreement and the Registration Rights Agreement by the Company will not violate any law or regulation known to us to be generally applicable to transactions of this type, or any order or decree of any court, arbitrator or governmental agency that is binding upon the Company or its property  (this opinion being limited to (i) those orders and decrees identified on Exhibit A attached hereto, and (ii) in that we express no opinion with respect to any violation not readily ascertainable from the face of any such order or decree).

4.
It is not necessary in connection with the offer and sale of the Common Stock and the Warrants to the Purchasers under the Stock Purchase Agreement to register the Common Stock or the Warrants under the Securities Act.

5.	The Company is not required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940.

The opinions set forth above are subject to the following limitations, qualifications and assumptions:

We have assumed, for purposes of the opinions expressed herein, the legal capacity of all natural persons executing documents, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies.  For the purposes of the opinions expressed herein, we also have assumed that each of the Purchasers has authorized, executed and delivered the documents to which each of them is a party and that each of such documents is the valid, binding and enforceable obligation of each of the Purchasers.

As to facts material to the opinions and assumptions expressed herein, we have, with your consent, relied upon oral or written statements and representations of officers and other representatives of the Company and others, including the representations and warranties of the Company in the Stock Purchase Agreement.  We have not independently verified such matters.

Our opinions set forth in paragraph 1 above with respect to the enforceability of the documents referred to in such opinions are subject to: (i) bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws, and related regulations and judicial doctrines from time to time in effect, relating to or affecting creditors’ rights and remedies generally; (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, good faith and fair dealing and the discretion of the court before which any proceeding may be brought; (iii) the qualification that we express no opinion as to the validity, binding effect or enforceability of any provision in any document or security (A) relating to indemnification, contribution or exculpation that may be violative of the public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation) or (B) that imposes payment obligations at a rate or in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or a forfeiture; and (iv) the qualification that to the extent any opinion relates to the enforceability of the choice of New York law and choice of New York forum provisions of the documents or securities referred to therein, our opinion is rendered in reliance upon N.Y. Gen. Oblig. Law §§ 5-1401, 5-1402 (McKinney 2001) and N.Y. C.P.L.R. 327(b) (McKinney 2001), and that such enforceability may be limited by public policy considerations.

With respect to our opinions in paragraph 3 above, we express no opinion as to state securities or “blue sky” laws.

In rendering the opinions set forth in paragraph 4 above, we have assumed: (i) that the offer and sale of the Common Stock and the Warrants will be conducted solely in the manner contemplated by the Stock Purchase Agreement; and (ii) the accuracy and completeness of the respective representations and warranties of the Company and the Purchasers and compliance with their respective covenants and agreements as set forth in the Stock Purchase Agreement.

The opinions expressed herein are limited to (i) the federal securities laws of the United States of America and (ii) the laws of the State of New York, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction on the opinions expressed herein.

We express no opinion as to the compliance or noncompliance, or the effect of the compliance or noncompliance, of each of the addressees or any other person or entity with any state or federal laws or regulations applicable to each of them by reason of their status as or affiliation with a federally insured depository institution.  Our opinions are limited to those expressly set forth herein, and we express no opinions by implication.

This letter is furnished by us to you solely for the benefit of the Purchasers and solely with respect to the purchase of the Common Stock and Warrants from the Company by the Purchasers, upon the understanding that we are not hereby assuming any professional responsibility to any other person whatsoever, and that this letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

Exhibit C-2

OPINION OF DILLON, BITAR & LUTHER, L.L.C.

The opinion of Dillon, Bitar & Luther, L.L.C. shall be substantially in the form of the following paragraph and subject to customary exceptions and qualifications.

1.           The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey, with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Public Fillings and to enter into and perform its obligations under this Agreement.

2.           The Company has all necessary corporate power and authority to execute and deliver the Transaction Documents, to perform its obligations thereunder to issue the Notes and to consummate the other Transactions.

3.           Each of the Stock Purchase Agreement and Registration Rights Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

4.           The Company has all necessary power and authority to execute, issue and deliver the Warrants; the Warrants have been duly authorized for issuance and sale by the Company, will be in the form contemplated by the Warrant and, when executed, countersigned and issued in accordance with the terms of the Warrant and delivered to and paid for by the Purchasers pursuant to the Purchase Agreements, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

5.           The Company has all necessary power and authority to issue and deliver the Warrant Shares; the Warrant Shares have been duly reserved for issuance by the Company provided that such opinion may be based solely on the number of Warrant Shares issuable as of the Closing Date, without regard to the anti-dilution provisions of the Warrants, and, assuming any additional Warrant Shares which are issuable based on such anti-dilution provisions have been duly reserved for issuance by the Company, Warrant Shares, when issued in accordance with the Warrant, will be validly issued, fully paid and nonassessable; and such Warrant Shares will be issued in compliance with federal and state securities laws.

6.           The Company has all necessary power and authority to issue and deliver the shares of Common Stock; the shares of Common Stock have been duly authorized, and, when duly issued and delivered to holders of the Common Stock, the Common Stock will be duly and validly issued, fully paid and nonassessable and will be issued in compliance with federal and state securities laws.

7.           The execution and delivery of the Transaction Documents by the Company, the performance by the Company of its obligations thereunder (other than performance by the Company of its obligations under the indemnification sections of such agreements, as to which no opinion need be rendered), including the issuance and sale of the Securities and the issuance of the Warrant Shares upon conversion of the Warrants (i) will not result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary; (ii)  will not result in any violation of any federal or New Jersey law or, to the best knowledge of such counsel any administrative regulation or administrative or court decree, applicable to the Company or any of its subsidiaries; or (iii) will not require any consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, except (i) with respect to the transactions contemplated by the Resale Registration Rights Agreement as may be required under the Securities Act and the Exchange Act, (ii) as required by the state securities or “blue sky” laws and (iii) for such consents, approvals, authorizations, orders, filings or registrations which have been obtained or made.

Exhibit D

COMPANY TRANSFER AGENT INSTRUCTIONS

[COMPANY TRANSFER AGENT]
[ADDRESS]
Attention:                                [_________], Account Representative

Ladies and Gentlemen:

Reference is made to that certain Securities Purchase Agreement, dated as of [January __], 2008 (the “Agreement”), by and among EMCORE Corporation (the “Company”), and the investors named on the Schedule of Investors attached thereto (collectively, the “Holders”), pursuant to which the Company is issuing to the Holders shares (the “Common Shares”) of Common Stock of the Company, no par value (the “Common Stock”), and Warrants (the “Warrants”), which are exercisable into shares of Common Stock.

In connection with the consummation of the transactions contemplated by the Agreement, this letter shall serve as our irrevocable authorization and direction to you:

(i)           to issue an aggregate of _______ shares of our Common Stock in the names and denominations set forth on Annex I attached hereto. The certificates should bear the legend set forth on Annex II attached hereto and “stop transfer” instructions should be placed against their subsequent transfer.  Kindly deliver the certificates to the respective delivery addresses set forth on Annex I via hand delivery or overnight courier.  We confirm that these shares will be validly issued, fully paid and non-assessable upon issuance; and

(ii)           to issue (provided that you are the transfer agent of the Company at such time) certificates for shares of Common Stock upon transfer or resale of the Common Shares and receipt by you of certificate(s) for the Common Shares so transferred or sold (duly endorsed or accompanied by stock powers duly endorsed, in each case with signatures guaranteed and otherwise in form eligible for transfer).

(iii)           to issue (provided that you are the transfer agent of the Company at such time) shares of Common Stock upon the exercise of the Warrants (the “Warrant Shares”) to or upon the order of a Holder from time to time upon delivery to you of a properly completed and duly executed Exercise Notice, in the form attached hereto as Annex II, which has been acknowledged by the Company as indicated by the signature of a duly authorized officer of the Company thereon.

You acknowledge and agree that so long as you have previously received (a) written confirmation from the Company’s legal counsel that either (i) a registration statement covering resales of the Common Shares and the Warrant Shares has been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) the Common Shares and the Warrant Shares are eligible for sale in conformity with Rule 144(k) (or Rule 144 after February 15, 2008) under the Securities Act (“Rule 144”) and (b) if applicable, a copy of such registration statement, then, unless otherwise required by law, within three (3) business days of your receipt of certificates representing the Common Shares and the Warrant Shares, you shall issue the certificates representing the Common Shares and the Warrant Shares to the Holders or their transferees, as the case may be, registered in the names of such Holders or transferees, as the case may be, and such certificates shall not bear any legend restricting transfer of the Common Shares and the Warrant Shares thereby and should not be subject to any stop-transfer restriction.  Any certificates tendered for transfer shall be endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect transfer.

A form of written confirmation from the Company’s outside legal counsel that a registration statement covering resales of the Common Shares and the Warrant Shares has been declared effective by the SEC under the Securities Act is attached hereto as Annex III.

Please be advised that the Holders are relying upon this letter as an inducement to enter into the Agreement and, accordingly, each Holder is a third party beneficiary to these instructions.

Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.  Should you have any questions concerning this matter, please contact our counsel, [____________], Esq., at [(___) ___-____].

Very truly yours,
EMCORE CORPORATION
By:
Name:
Title:
THE FOREGOING INSTRUCTIONS ARE
ACKNOWLEDGED AND AGREED TO
this ___ day of February, 2008

[COMPANY TRANSFER AGENT]

By:
Name:
Title:

Enclosures

Exhibit E

FORM OF LOCK-UP AGREEMENT
February __, 2008

Emcore Corporation
10420 Research Road, SE
Albuquerque, new Mexico 87123

Re: EMCORE Corporation – Lock-Up Agreement

Dear Sirs:

This Lock-Up Agreement is being delivered to you in connection with the Securities Purchase Agreement (the "Purchase Agreement"), dated as of February __, 2008 by and among EMCORE Corporation (the "Company") and the investors party thereto (the "Buyers"), with respect to the issuance of (i) shares of the Company's common stock, no par value per share (the "Common Stock") and (ii) warrants which will be exercisable to purchase shares of Common Stock.  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.  This Lock-Up Agreement is one of a series of Lock-Up Agreements being executed and delivered on the date hereof by the executive officers of the Company (i.e. Reuben Richards, Hong Hou, Adam Gushard, Keith Kosco and John Iannelli) (collectively, the “Lock-Up Agreements”)

In order to induce the Buyers to enter into the Purchase Agreement, the undersigned agrees that, commencing on the date hereof and ending on the date that is thirty (30) calendar days after the earlier of (i) the Effective Date and (ii) the last day of the Registration Period (the "Lock-Up Period"), the undersigned will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any securities of the Company, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any securities of the Company owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, in each case, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, (collectively, the "Undersigned’s Shares").

The foregoing restriction is expressly agreed to preclude the undersigned or any affiliate of the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if the Undersigned’s Shares would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned’s Shares.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein or (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  The undersigned now has, and, except as contemplated by clauses (i) and (ii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.  Further, the following shall not be subject to this Lock-Up Agreement: (i) [Richards only] an aggregate of up to 100,000 of the Undersigned’s Shares issued upon the exercise of stock options outstanding on the date hereof, and (ii) the portion of an aggregate of 200,000 shares of the Company’s common stock for all Lock-Up Agreements allocated to the undersigned by action of the Board of Directors of the Company.

Nothing contained in this letter agreement shall restrict, or be deemed to restrict, the undersigned from entering into any plan adopted and established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, so long as no transactions in the Company’s securities occur pursuant to such plan prior to the expiration of the Lock-Up Period.

The undersigned understands and agrees that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

This Lock-Up Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which shall be considered one and the same instrument.

This Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied.  In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Lock-Up Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

The Company hereby appoints [______________________________], as its agent for service of process in New York.  The undersigned hereby appoints [______________________________], as its agent for service of process in New York.

Very truly yours,

______________________________
Exact Name of Stockholder

______________________________
Authorized Signature

______________________________
Title

Agreed to and Acknowledged:

EMCORE CORPORATION

By: _______________________
Name:
Title:

ANNEX I

SCHEDULE OF INVESTORS

Investor	Registered Holder	Shares	Warrants	Purchase Price	Contact Details and Mailing
Polar Capital		840,000	147,000	$ 10,500,000
	Altairis Offshore	283,100	49,543	$3,538,750	BMO Nesbitt Burns Inc Account Reference: 402-20080, Altairis Offshore 1 First Canadian Place, 35th Floor Toronto, ON M5X 1H3 Attn: Jennifer Scotland, 416-359-4972
	Altairis Investments, LP	54,400	9,520	$680,000	BMO Nesbitt Burns Inc Account Reference: 402-20055, Altairis Offshore 1 First Canadian Place, 35th Floor Toronto, ON M5X 1H3 Attn: Jennifer Scotland, 416-359-4972
	Altairis Offshore Levered	502,500	87,938	$6,281,250	BMO Nesbitt Burns Inc Account Reference: 402-20486, Altairis Offshore 1 First Canadian Place, 35th Floor Toronto, ON M5X 1H3 Attn: Jennifer Scotland, 416-359-4972
Quercus Trust	The Quercus Trust	752,000	131,600	9,400,000	1835 Newport Blvd, A109 PMB 467 Costa Mesa, CA 92627 (949) 631-6723
Marathon	Marathon Global Equity Master Fund, Ltd.	600,000	105,000	7,500,000	Goldman, Sachs & Co. 30 Hudson Street Jersey City, NJ 07302 212-381-4422
UBS O'Connor	UBS O'Connor LLC F/B/O: O'Connor Pipes Corporate Strategies Master Limited	336,000	58,800	4,200,000	UBS O'Connor LLC One North Wacker Drive, 32nd floor Chicago, IL 60614 Attn: Robert Murray
	UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage Master Limited	210,560	36,848	2,632,000	UBS O'Connor LLC One North Wacker Drive, 32nd floor Chicago, IL 60614 Attn: Robert Murray
	UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage II Master Limited	13,440	2,352	168,000	UBS O'Connor LLC One North Wacker Drive, 32nd floor Chicago, IL 60614 Attn: Robert Murray
Tocqueville	Tocqueville Fund	225,000	39,375	2,812,500	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Tocqueville Amerique	45,000	7,875	562,500	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Montber S.A. Income	190,000	33,250	2,375,000	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Thorn Limited	35,000	6,125	437,500	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Kalunbourg Limited	15,000	2,625	187,500	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
Highbridge	Highbridge International LLC, by: Highbridge Capital Management LLC, its trading manager	500,000	87,500	6,250,000	Bear Stearms 1 Metrotech Center, 20th Floor Brooklyn, NY 11201 212-272-3915 Attn: Elanna Bradley

Ardsley	Ardsley Partners Fund II, LP	126,500	22,138	1,581,250	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Partners Institutional Fund, LP	81,800	14,315	1,022,500	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Partners Renewable Energy Fund, LP	68,300	11,953	853,750	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Offshore Fund, Ltd	88,500	15,488	1,106,250	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Renewable Energy Offshore Fund, Ltd	116,100	20,318	1,451,250	262 Harbor Drive, 4th floor Stamford, CT 06902
	Marion Lynton	3,200	560	40,000	262 Harbor Drive, 4th floor Stamford, CT 06902
	HFR HE Ardsley Master Trust	15,600	2,730	195,000	262 Harbor Drive, 4th floor Stamford, CT 06902
Hudson Bay	Hudson Bay Overseas Fund Ltd	545,600	95,480	6,820,000	120 Broadway, 40th floorNew York, NY 10271
	Hudson Bay Fund LP	334,400	58,520	4,180,000	120 Broadway, 40th floor New York, NY 10271
Ramius	Portside Growth & Opportunity Fund	480,000	84,000	6,000,000	David Larrauri Account Manager Prime Brokerage Global Equity Finance CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street, 3rd floor New York, NY 10013 Tel 212-723-5902
Empire	Empire Capital Partners, Ltd	155,400	27,195	1,942,500	Empire Capital Management, LLC One Gorham Island, Suite 201 Westport, CT 06880 203-454-1019
	Empire Capital Partners, Lp	144,600	25,305	1,807,500	Empire Capital Management, LLC One Gorham Island, Suite 201 Westport, CT 06880 203-454-1019
Heights	Capital Ventures International	300,000	52,500	3,750,000	Heights Capital Management 101 California Street, Suite 3250 San Francisco, CA 94111
Iroquois	Iroquois Master Fund Ltd.	300,000	52,500	3,750,000	641 Lexinton Avenue, 35th floor New York, NY 10022
Kingdon	Kingdon Associates	72,600	12,705	907,500	152 West 57th Street, 50th Floor New York, Ny 10019
	M. Kingdon Offshore Ltd.	217,350	38,036	2,716,875	152 West 57th Street, 50th Floor New York, Ny 10019
	Kingdon Family Partnership, L.P.	10,050	1,759	125,625	152 West 57th Street, 50th Floor New York, Ny 10019
Interlachen	Investcorp Interlachen Multi-Strategy Master Fund Limited	200,000	35,000	2,500,000	Interlachen Capital Group LP 800 Nicolet Mall, Suite 2500 Minneapolis, MN 55402

CD Capital	Carpe Diem Capital Management LLC, c/o Goldman Sachs & Co	160,000	28,000	2,000,000
Purchaser:
Carpe Diem Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, IL 60606
Tel :312-803-5010

Goldman, Sachs & Co
One New York Plaza, 48th Floor
New York, NY 10004
Tel: 212-357-7172
Fax: 212-428-5806

Gruber	Lagunitas Partners LP	97,000	16,975	1,212,500	Gruber & McBaine Capital Management 50 Osgood Place, PH San Francisco, CA 94133
	Gruber & McBaine International	7,000	1,225	87,500	Gruber & McBaine Capital Management 50 Osgood Place, PH San Francisco, CA 94133
	Jon D & Linda W Gruber Trust	56,000	9,800	700,000	Gruber & McBaine Capital Management 50 Osgood Place, PH San Francisco, CA 94133
Cara Castle	Cara Castle Partners	88,000	15,400	1,100,000	14 The Ridge Plandome, NY 11030
MM Capital	MMCAP Int'l Inc SPC	150,000	26,250	1,875,000	MMCAP Int'l Inc SPC 90 Fort St, Box 32021 Grand Cayman Cayman Islands
Cranshire	Cranshire Capital, L.P.	120,000	21,000	1,500,000	3100 Dundee Road, Suite 703 NorthBreek, IL
Enable	Enable Growth Partners	100,000	17,500	1,250,000	One Ferry Building, Suite 255 San Francisco, CA 94111
Crestview	Crestview Capital Master, LLC By: Crestview Capital Partners, LLC, its Sole Manager	100,000	17,500	1,250,000	95 Revere Drive, Suite A Northbrook, IL 60062
Rock Hill Investment Management, LP	RHP Master Fund, Ltd.	100,000	17,500	1,250,000	c/o Rock Hill Investment Management, LP Three Bala Plaza - East, Suite 585 Bala Cynwyd, PA 19004

ANNEX II

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To:  EMCORE Corporation

The undersigned is the Holder of Warrant No. _______ (the “Warrant”) issued by EMCORE Corporation, a New Jersey corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

(1)           The Warrant is currently exercisable to purchase a total of ______________ Warrant Shares.

(2)           The undersigned Holder hereby exercises its right to purchase _________________ Warrant Shares pursuant to the Warrant.

(3)           The Holder intends that payment of the Exercise Price shall be made as (check one):

____	“Cash Exercise” under Section 10
____	“Cashless Exercise” under Section 10

(4)           If the holder has elected a Cash Exercise, the holder shall pay the sum of $____________ to the Company in accordance with the terms of the Warrant.

(5)           Pursuant to this exercise, the Company shall deliver to the holder _______________ Warrant Shares in accordance with the terms of the Warrant.

(6)           Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

Dated: ,	Name of Holder:

(Print)

By:
Name:
Title:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)
ACKNOWLEDGED AND AGREED TO
this ___ day of ___________, 200_

EMCORE CORPORATION

By:
Name:
Title:

ANNEX III

FORM OF NOTICE OF EFFECTIVENESS OF REGISTRATION STATEMENT

[COMPANY TRANSFER AGENT]
[ADDRESS]
Attention:                                [_________], Account Representative

Re:           EMCORE Corporation

Ladies and Gentlemen:

We are counsel to EMCORE Corporation, a New Jersey corporation (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement, dated as of January __, 2008 (the “Securities Purchase Agreement”), entered into by and among the Company and the buyers named therein (collectively, the “Purchasers”) pursuant to which the Company issued to the Purchasers shares of Common Stock of the Company, no par value (the “Common Shares”) and Warrants (the “Warrants”), which are exercisable into shares of Common Stock (the “Warrant Shares”).  Pursuant to the Securities Purchase Agreement, the Company agreed to register the resale of the Common Shares and the Warrant Shares (collectively, the “Registrable Securities”) under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Company’s obligations under the Securities Purchase Agreement, on                       , 2008, the Company filed a Registration Statement on Form S-3 (File No. 333-                      ) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Registrable Securities which names each of the Purchasers as a selling shareholder thereunder.

In connection with the foregoing, we advise you that a member of the SEC’s staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act at               [a.m.][p.m.] on                       , 2008, and we have no knowledge, after telephonic inquiry of a member of the staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the Commission and the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

This letter shall serve as our standing notice to you that the Common Shares and the Warrant Shares may be freely transferred by the Purchasers pursuant to the Registration Statement so long as the Holders certify they will comply with the plan of distribution description in connection with sales or transfers of the Common Shares and the Warrant Shares set forth in the Registration Statement and with the prospectus delivery requirements of the Securities Act, to the extent such delivery requirement are applicable. You need not require further letters from us to effect any future legend-free issuance or reissuance of shares of the Common Shares and the Warrant Shares to the Purchasers or the transferees of the Purchasers, as the case may be, as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated                      , 2008.

Schedule 3.1(f)

CAPITALIZATION

As of February 14, 2008.

Preferred Stock, $0.0001 par:  5,882,000 shares authorized, no shares outstanding.

Common Stock, no par value:  100,000,000 shares authorized, 64,321,018 shares issued and 64,460,503 shares outstanding.

Options:  5,314,414 outstanding; 3,759,653 vested and expected to vest; 2,324,953 exercisable.

Convertible Subordinated Notes:  $1,669,000 outstanding.

Schedule 3.1(g)

SEC REPORTS

1.	Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

2.	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006.

3.	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

4.	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

Schedule 3.1(h)

MATERIAL CHANGES

None.

Schedule 3.1(n)

LISTING AND MAINTENANCE REQUIREMENTS

1.	NASDAQ Staff Determination letter dated December 18, 2006 regarding failure to file annual report on Form 10-K for the fiscal year ended September 30, 2006.

2.
NASDAQ Staff Determination letter dated February 13, 2007, regarding failure to comply with NASDAQ Marketplace Rule 4310(c)(14) for failure to file quarterly report on Form 10-Q for the quarterly period ended December 31, 2006.  Similar NASDAQ Staff Determination letters were received for failure to file quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007.

3.
NASDAQ Staff Determination letter dated October 2, 2007 regarding failure to comply with NASDAQ Marketplace Rules 4350(e) and 4350(g) because the Company did not hold an annual meeting of stockholders within twelve months after the Company’s fiscal year end.

4.
Letter from NASDAQ Listing and Hearing Review Council dated October 5, 2007 allowing the Company until December 4, 2007 to demonstrate compliance with all of the listing requirements of the NASDAQ Global Market System.

5.
Letter from NASDAQ Listing Qualifications Panel dated December 12, 2007 stating it had determined that the Company has complied with all continued listing standards for listing on the NASDAQ Global Market.

Exhibit C

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

EMCORE CORPORATION

WARRANT TO PURCHASE COMMON STOCK

To Purchase [_______] Shares of Common Stock

Date of Issuance: February 19, 2008

VOID AFTER FEBRUARY 15, 2013

THIS CERTIFIES THAT, for value received, [_________], or permitted registered assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from Emcore Corporation, a New Jersey corporation (the “Company”) up to [_____] shares of the Common Stock (as defined in Section 1 below), as adjusted pursuant to the terms hereof.  This warrant (the “Warrant”) is one of a series of warrants issued by the Company as of the date hereof (collectively, the “Company Warrants”) pursuant to that certain Stock Purchase Agreement between the Company and the Holder, dated as of February 15, 2008 (the “Stock Purchase Agreement”).

1.  DEFINITIONS.  Capitalized terms used herein but not otherwise defined herein shall have their respective meanings as set forth in the Stock Purchase Agreement.  As used herein, the following terms shall have the following respective meanings:

“Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day immediately following the public announcement of the applicable Fundamental Transaction and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the lesser of 50% and the 100 day volatility obtained from the HVT function on Bloomberg.

“Bloomberg” means Bloomberg Financial Markets.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

“Cash Percentage” means, in a Partial Cash Transaction, the percentage of the fair market value (determined in the manner described in the definition of “Closing Bid Price”) of the consideration for which this Warrant is exercisable immediately following such Partial Cash Transaction that is comprised of property (including cash) other than the publicly traded Common Stock of such Successor Entity.

“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on The Nasdaq Global Market (the “Principal Market”), as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Common Stock” means (i) the Company’s shares of Common Stock, no par value per share, and (ii) any share capital into which such Common Stock shall have been changed or any share capital resulting from a reclassification of such Common Stock.

“Eligible Market” means The New York Stock Exchange, Inc., The NASDAQ Global Market, The NASDAQ Capital Market, The American Stock Exchange, or The NASDAQ Global Select Market.

“Equity Conditions” means:  (i) on each day during the period beginning sixty (60) days prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), all shares of Common Stock issued and issuable upon exercise of the Warrants shall be eligible for sale pursuant to Rule 144 without restriction or limitation including without the requirement to be subject to Rule 144(c)(1) and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock are designated for quotation on an Eligible Market and shall not have been suspended from trading on such Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall proceedings for such delisting or suspension by such Eligible Market have been commenced, threatened or pending either (A) in writing by such Eligible Market or (B) by falling below the minimum listing maintenance requirements of such Eligible Market; (iii) on each day during the Equity Conditions Measuring Period, the Company shall have delivered Common Stock upon any exercise of the Warrants to the Holders on a timely basis as set forth in Section 2 hereof; (iv) any applicable Common Stock to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the applicable Eligible Market; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document (as defined in the Stock Purchase Agreement); (vi) during the period beginning thirty (30) days prior to the applicable date of determination and ending on and including the applicable date of determination, there shall not have occurred the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated; (vii) the Company shall have no knowledge of any fact that would cause all shares of Common Stock issued and issuable upon exercise of the Warrants not to be eligible for sale pursuant to Rule 144 without restriction or limitation including without the requirement to be subject to Rule 144(c)(1) and without the need for registration under any applicable federal or state securities laws; and (viii) during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any Transaction Document.

“Equity Conditions Failure” means that during the period commencing on the first Trading Day of the Optional Exercise Measuring Period through the Optional Exercise Date, the Equity Conditions have not been satisfied.

“Exercise Period” shall mean the period commencing with the date hereof and ending on the Initial Termination Date, unless terminated earlier pursuant to Section 2.6 hereof.

“Exercise Price” shall mean $15.06 per share, subject to adjustment pursuant to Section 4 below.

“Exercise Shares” shall mean the shares of Common Stock issuable upon exercise of this Warrant.

"Fundamental Transaction" means that the Company shall directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of either the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock, or (vi) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.  For the avoidance of doubt, and notwithstanding the foregoing, the term “Fundamental Transaction” shall not include any Spin Off.

“Initial Termination Date” shall mean 5:00 P.M. New York City time on February 15, 2013.

“Public Stock Transaction” means a Fundamental Transaction in which (i) a Successor Entity that is a publicly traded corporation whose stock is quoted or listed for trading on an Eligible Market assumes this Warrant such that the Warrant shall be exercisable for the publicly traded Common Stock of such Successor Entity, or (ii) a Successor Entity that is a publicly traded corporation whose stock is quoted or listed for trading on an Eligible Market assumes this Warrant such that the Warrant shall be exercisable for consideration of which at least 90% of the fair market value (determined in the manner described in the definition of “Closing Bid Price”) is comprised of the publicly traded Common Stock of such Successor Entity (any transaction described in this clause (ii), a “Partial Cash Transaction”).

“Spin Off” means (i) the contribution or transfer of assets by the Company to an affiliated entity in anticipation of a distribution to the Company’s stockholders of shares or assets such affiliated entity, (ii) any distribution referred to in clause (i) of this definition, or (iii) any other transaction, however structured, which results in one or more of the lines of business or divisions of the Company being transferred to another entity which, immediately following such transaction or a related distribution, is owned by the same stockholders as the Company, provided, that in the case of any such transaction referred to in clause (i), (ii) or (iii), the holders of the Company Warrants would receive an adjustment pursuant to Section 4 on account of the property distributed or otherwise transferred to the Company’s stockholders in such transaction.

"Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been entered into.

“Trading Day” shall mean (a) any day on which the Common Stock is listed or quoted and traded on its primary trading market, (b) if the Common Stock is not then listed or quoted and traded on any Eligible Market, then a day on which trading occurs on the OTC Bulletin Board (or any successor thereto), or (c) if trading does not occur on the OTC Bulletin Board (or any successor thereto), any Business Day.

“Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12.  All such determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

2.  EXERCISE OF WARRANT.

2.1  General.  The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth on the signature page hereto (or at such other address as it may designate by notice in writing to the Holder):

(A)  an executed Notice of Exercise in the form attached hereto; and

(B)  payment of the Exercise Price either (i) in cash or by check, (ii) cancellation of indebtedness or (iii) pursuant to a cashless exercise as set forth in Section 2.1 below.

The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder unless such exercise is an exercise of the Warrant in full.  Execution and delivery of the Notice of Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Exercise Shares, if any.

The Company shall (i) provided that the Company’s transfer agent (the “Transfer Agent”) is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (ii) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address specified by the Holder in the Notice of Exercise, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise within three (3) Business Days from the delivery to the Company of (A) the Notice of Exercise and (B) payment of the aggregate Exercise Price as set forth above or cash exercise pursuant to Section 2.2.  This Warrant shall be deemed to have been exercised on the date the Exercise Delivery Documents (as defined below) are received by the Company (any such date, the “Exercise Date”).  On or before the first (1st) Business Day following the date on which the Company has received each of the Notice of Exercise and payment of the aggregate Exercise Price as set forth above or cashless exercise pursuant to Section 2.2) (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Transfer Agent.  The Exercise Shares shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the Exercise Date.

The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the Exercise Date, irrespective of the date of delivery of such certificate or certificates, except that, if the Exercise Date is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

To the extent permitted by law, the Company’s obligations to issue and deliver Exercise Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or entity or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other person or entity of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person or entity, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Exercise Shares.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

2.2  NET EXERCISE.  In lieu of exercising this Warrant by payment of cash or by check, or by cancellation of indebtedness, the Holder may, in its sole discretion, elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by delivery of the Exercise Delivery Documents in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

X =	Y (A-B) A

Where X =                                the number of shares of Common Stock to be issued to the Holder

Y =
the number of shares of Common Stock purchasable under this Warrant or, if only a portion of this Warrant is being exercised, the portion of this Warrant being canceled (at the date of such calculation)

A =	the Weighted Average Price of one share of the Common Stock for the ten (10 consecutive Trading Days ending on the date immediately preceding the Exercise Date

B =	the Exercise Price then in effect for the applicable Exercise Shares at the time of such exercise

2.3  ISSUANCE OF NEW WARRANTS.  If this Warrant is surrendered in connection with any partial exercise of this Warrant, the Company, at its expense, will forthwith and, in any event within three (3) Business Days, issue and deliver to the Holder a new warrant or warrants of like tenor, registered in the name of the Holder, exercisable, in the aggregate, for the balance of the number of shares of Common Stock remaining available for purchase under this Warrant.

2.4  PAYMENT OF TAXES AND EXPENSES.  The Company shall pay any recording, filing, stamp or similar tax which may be payable in respect of any issuance and delivery of, and the preparation and delivery of certificates (if applicable) representing, (i) any Exercise Shares purchased upon exercise of this Warrant and/or (ii) new or replacement warrants in the Holder’s name or the name of any transferee of all or any portion of this Warrant, provided that the Holder shall pay any transfer tax in connection with any transfer of all or any portion of this Warrant or such Exercise Shares to any transferee.

2.5  EXERCISE LIMITATIONS; HOLDER’S RESTRICTIONS.  The Company shall not effect the exercise of this Warrant and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise, such Holder (together with such Holder’s affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise.  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by such Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other shares of Common Stock or Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein.  Except as set forth in the preceding sentence, for purposes of this Section 2.4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it being acknowledged by the Holder that the Company is not representing to such Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and such Holder is solely responsible for any schedules required to be filed in accordance therewith.  To the extent that the limitation contained in this Section 2.4 applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which a portion of this Warrant is exercisable shall be in the sole discretion of a Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s  determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination.  For purposes of this Section 2.4, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-Q or Form 10-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of the Holder, the Company shall within two (2) Business Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.  By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Company Warrants.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.4 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

2.6  CALL PROVISION.  Subject to the provisions of Section 2.5 and this Section 2.6, if, at any time after February 19, 2010 (the “Triggering Date”) that (i) the Closing Sale Price of the Common Stock has exceeded 150% of the Exercise Price for at least 20 Trading Days within a period of any 30 consecutive Trading Days after the Triggering Date (the “Call Measuring Period”), (ii) the arithmetic average of the daily volume of the Common Stock during the Call Measuring Period (determined by dividing the aggregate volume of trades for each Trading Day during the Call Measuring Period by 30) exceeds 500,000 shares of Common Stock and (iii) there has been no Equity Conditions Failure, then the Company may, within one (1) Trading Day of the end of such Measurement Period, call for the cancellation of all or any portion of this Warrant for which a Notice of Exercise has not yet been delivered (such right, a “Call”) for consideration equal to $0.01 per Exercise Share.  To exercise this right, the Company must deliver to the Holder an irrevocable written notice (a “Call Notice”), which shall state (A) the Call Date (as defined below) and (B) the aggregate number of Exercise Shares which the Company has elected to be subject to the Call by all of the holders of the Company Warrants pursuant to this Section 2.6 (and analogous provisions under the other Company Warrants) on the Call Date.  Notwithstanding the foregoing, nothing in this subsection shall prevent the Holder from exercising this Warrant, in whole or part, prior to such Call Date.  If the conditions set forth below for such Call are satisfied from the period from the date of the Call Notice through and including the Call Date, then any portion of this Warrant subject to such Call Notice for which a Notice of Exercise shall not have been received by the Call Date will be cancelled at 5:00 p.m. (New York City time) on the twentieth (20th) Trading Day after the date the Call Notice is received by the Holder (such date and time, the “Call Date”).  Any unexercised portion of this Warrant to which the Call Notice does not pertain will be unaffected by such Call Notice.  In furtherance thereof, the Company covenants and agrees that it will honor all Notices of Exercise with respect to Exercise Shares subject to a Call Notice that are tendered through 5:00 p.m. (New York City time) on the Call Date.  The Company agrees that any Notice of Exercise delivered on or after a Call Notice which calls less than all the Warrants shall first reduce to zero the number of Exercise Shares subject to such Call Notice prior to reducing the remaining Exercise Shares available for purchase under this Warrant.  For example, if (x) this Warrant then permits the Holder to acquire one hundred (100) Exercise Shares, (y) a Call Notice pertains to seventy-five (75) Exercise Shares, and (z) prior to 5:00 p.m. (New York City time) on the Call Date the Holder tenders a Notice of Exercise in respect of fifty (50) Exercise Shares, then (1) on the Call Date the right under this Warrant to acquire twenty-five (25) Exercise Shares will be automatically cancelled, (2) the Company, in the time and manner required under this Warrant, will have issued and delivered to the Holder fifty (50) Exercise Shares in respect of the exercises following receipt of the Call Notice, and (3) the Holder may, until the end of the Initial Termination Date, exercise this Warrant for twenty-five (25) Exercise Shares (subject to adjustment as herein provided and subject to subsequent Call Notices).  Subject again to the provisions of this Section 2.6, the Company may deliver subsequent Call Notices for any portion of this Warrant for which the Holder shall not have delivered a Notice of Exercise.  Notwithstanding anything to the contrary set forth in this Warrant, the Company may not deliver a Call Notice or require the cancellation of this Warrant (and any such Call Notice shall be void), unless, from the beginning of the Call Measurement Period through the Call Date, (i) the Company shall have honored in accordance with the terms of this Warrant all Notices of Exercise delivered by  5:00 p.m. (New York City time) on the Call Date; (ii) there has been no Equity Conditions Failure; (iii) the Common Stock shall be listed or quoted for trading on an Eligible Market; (iv) there is a sufficient number of authorized shares of Common Stock for issuance of all Exercise Shares; and (v) the issuance of the shares shall not cause a breach of any provision of Section 2.5 herein.  The Company’s right to call the Warrants under this Section 2.6 shall be exercised ratably among all holders of Company Warrants based on each holder’s initial purchase of Warrants.

2.7  COMPANY’S FAILURE TO TIMELY DELIVER SECURITIES.  If the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Trading Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or to credit the Holder’s balance account with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the shares of Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Common Stock to the Holder without violating Section 2.1.  In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Common Stock on the Company’s share register or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Exercise Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Exercise Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the date of exercise.

3.  COVENANTS OF THE COMPANY.

3.1  COVENANTS AS TO EXERCISE SHARES.  The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof.  The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by the Company Warrants.  If at any time during the Exercise Period the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of all of the Company Warrants (an “Authorized Share Failure”), the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock.  In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

3.2  NO IMPAIRMENT.  The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) shall, so long as any of the Company Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the exercise of the Company Warrants, 100% of the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of the Company Warrants then outstanding (without regard to any limitations on exercise).

3.3  NOTICES OF RECORD DATE AND CERTAIN OTHER EVENTS.  In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date on which any such record is to be taken for the purpose of such dividend or distribution, a notice specifying such date.  In the event of any voluntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Holder, at least ten (10) days prior to the date of the occurrence of any such event, a notice specifying such date.  In the event the Company authorizes or approves, enters into any agreement contemplating, or solicits stockholder approval for any Fundamental Transaction the Company shall mail to the Holder, at least ten (10) days prior to the date of the occurrence of such event, a notice specifying such date.

4.  ADJUSTMENT OF EXERCISE PRICE AND SHARES.

(A)  In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, reorganizations, liquidations, consolidation, acquisition of the Company (whether through merger or acquisition of substantially all the assets or stock of the Company), or the like, the number, class and type of shares available under this Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of this Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and type of shares or other property as the Holder would have owned had this Warrant been exercised prior to the event and had the Holder continued to hold such shares until the event requiring adjustment.  The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

(B)  If at any time or from time to time the holders of Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) pursuant to a dividend or distribution declared by the Company (other than a dividend or distribution covered in Section 4(a) above), shall have received or become entitled to receive, without payment therefor,

(I)  Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution; or

(II)  any cash paid or payable, then and in each such case, the Holder hereof will, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in this clause (II)) which such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

(C)  If at any time or from time to time the holders of Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) pursuant to a dividend or distribution declared by the Company (other than a dividend or distribution covered in Section 4(A) or 4(B) above), shall have received or become entitled to receive, without payment therefor, Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up or similar corporate rearrangement (a “Spin Distribution”), then and in each such case:

(I)  any Exercise Price in effect immediately prior to the close of business on the record date fixed for the Spin Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Common Stock on the Trading Day immediately preceding the record date minus the value of the Spin Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Common Stock on the Trading Day on such record date; and

(II)  the number of Exercise Shares shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Spin Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the dividend or distribution is of shares of common stock ("Other Shares of Common Stock") of a company whose common shares are traded on an Eligible Market, then the Holder may elect to receive, in lieu of an increase in the number of Exercise Shares, a warrant to purchase Other Shares of Common Stock the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Stock that would have been payable to the Holder pursuant to the dividend or distribution had the Holder exercised this Warrant immediately prior to the record date for such dividend or distribution and with an aggregate exercise price equal to the product of the amount by which the Exercise Price of this Warrant was decreased with respect to the dividend or distribution pursuant to the terms of the immediately preceding paragraph (I) and the number of Exercise Shares calculated in accordance with the first part of this paragraph (II).

(D)  Upon the occurrence of each adjustment pursuant to this Section 4, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Exercise Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based.  The Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

(E)  The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

5.  FRACTIONAL SHARES.  No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto.  All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share.  If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the Weighted Average Price of an Exercise Share on the Exercise Date by such fraction.

6.  FUNDAMENTAL TRANSACTIONS.

6.1  Upon any Fundamental Transaction while this Warrant is outstanding, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Exercise Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, upon exercise of this Warrant (disregarding any limitation on exercise contained herein solely for the purpose of such determination), the number of shares of Common Stock of the Successor Entity, and any additional consideration (the “Alternate Consideration”) receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event (disregarding any limitation on exercise contained herein solely for the purpose of such determination).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  To the extent necessary to effectuate the foregoing provisions, any Successor Entity shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to exercise such warrant into Alternate Consideration.  The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 6 and ensuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

6.2  Notwithstanding the foregoing:

(A)  in the event of any Fundamental Transaction other than a Public Stock Transaction, at the request of the Holder delivered at any time before the 90th day after such Fundamental Transaction, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Business Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Fundamental Transaction; and

(B)  in the event of any Partial Cash Transaction, at the request of the Holder delivered at any time before the 90th day after such Partial Cash Transaction, the Company (or the Successor Entity) shall purchase from the Holder a portion of this Warrant equal to the Cash Percentage by paying to the Holder, within five (5) Business Days after such request (or, if later, on the effective date of the Partial Cash Transaction), cash in an amount equal to the Cash Percentage of the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Partial Cash Transaction.

7.  NO STOCKHOLDER RIGHTS.  Other than as provided in Section 3.3 or otherwise herein, this Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this Section 7, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders, unless in each case such information is publicly available via EDGAR.

8.  TRANSFER OF WARRANT.  Subject to applicable laws and the restriction on transfer set forth in the Stock Purchase Agreement, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder.  The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company and its counsel.

9.  LOST, STOLEN, MUTILATED OR DESTROYED WARRANT.  If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

10.  NOTICES, ETC.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the Company at the address listed on the signature page hereto and to Holder at the  applicable address set forth on the applicable signature page to the Stock Purchase Agreement or at such other address as the Company or Holder may designate by ten (10) days advance written notice to the other parties hereto.

11.  ACCEPTANCE.  Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

12.  DISPUTE RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price with respect to some or all of this Warrant or the arithmetic calculation of the Exercise Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Notice of Exercise giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Exercise Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days submit via facsimile the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder.  The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

13.  GOVERNING LAW.  This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

14.  REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant (to the extent that such actual damages exceed the amount of prior payments hereunder by the Company in respect of such failure).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

15.  AMENDMENT OR WAIVER.  Any term of this Warrant may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder.  Any term of all of the Company Warrants may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and holders of Company Warrants representing at least two-thirds of the number of shares of Common Stock then subject to outstanding Company Warrants.  Notwithstanding the foregoing, (a) this Warrant may be amended and the observance of any term hereunder may be waived without the written consent of the Holder only in a manner which applies to all Company Warrants in the same fashion and (b) the number of Exercise Shares subject to this Warrant and the Exercise Price of this Warrant may not be amended, and the right to exercise this Warrant may not be waived, without the written consent of the Holder.  No amendment shall be effective to the extent that it applies to less than all of the holders of the Company Warrants then outstanding.  No consideration (other than the reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any the Company Warrants unless the same consideration also is offered to all holders of Company Warrants.  The Company shall give prompt written notice to the Holder of any amendment hereof or waiver hereunder that was effected without the Holder’s written consent.  No waivers of any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

16.  SEVERABILITY.  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

17.  COMPLIANCE WITH SECURITIES LAWS.  By acceptance of this Warrant, the Holder hereby represents, warrants and covenants that any shares of stock purchased upon exercise of this Warrant shall be acquired not with a view to, or for sale in connection with, any distribution thereof; that Holder has had such opportunity as Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit Holder to evaluate the merits and risks of its investment in the Company; that Holder is able to bear the economic risk of holding this Warrant or the Exercise Shares for an indefinite period; that Holder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”); that Holder understands that shares of Warrant Stock will not be registered under the Act (unless otherwise required pursuant to exercise by Holder of the registration rights, if any, previously granted to Holder) and will be “restricted securities” within the meaning of Rule 144 promulgated under the Act and that the exemption from registration under Rule 144 will not be available for at least six months from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to Section 2.1; and that all stock certificates representing Exercise Shares may have affixed thereto a legend substantially in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of February 15, 2008.

EMCORE CORPORATION
By:
Name: Title:
1600 Eubank Road SE Albuquerque, NM 87123
Facsimile No.: Telephone No.:

EXERCISE NOTICE
TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK

EMCORE CORPORATION
Attn: [_______________________]
Fax: [_______________________]

The undersigned holder hereby exercises the right to purchase _________________ of the shares of Common Stock (“Exercise Shares”) of EMCORE CORPORATION, a Delaware corporation (the “Company”), evidenced by the attached Warrant.  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.           Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

____________	a “Cash Exercise” with respect to _________________ Exercise Shares; and/or

____________	a “Cashless Exercise” with respect to _______________ Exercise Shares.

2.           Payment of Exercise Price.  In the event that the holder has elected a Cash Exercise with respect to some or all of the Exercise Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3.           Representation.  The Holder hereby represents, warrants and covenants that the Exercise Shares are being acquired not with a view to, or for sale in connection with, any distribution thereof; that the undersigned is able to bear the economic risk of holding such Exercise Shares for an indefinite period; that Holder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”); that Holder understands that such shares will not be registered under the Act (except as required pursuant to the Registration Rights Agreement) and will be “restricted securities” within the meaning of Rule 144 promulgated under the Act and that the exemption from registration under Rule 144 will not be available for at least six months from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to Section 2.2; and that all stock certificates representing such shares may have affixed thereto a legend substantially in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

4.           Issuance of Certificate.

Please issue the certificate for shares of Common Stock in the name of, and pay any cash for any fractional share to:

--------------------------------------------------------------------------------
Print or type name

--------------------------------------------------------------------------------
Social Security or other Identifying Number

--------------------------------------------------------------------------------
Street Address

--------------------------------------------------------------------------------
City State Zip Code

Please credit the shares of Common Stock in accordance with the following DWAC instructions, and pay any cash for any fractional share to the address printed above:

Financial Institution:

Contact Person:

Phone:

Fax:

Email:

DTC #:

If such number of shares shall not be all the shares purchasable upon the exercise of the Warrants evidenced by this Warrant, a new warrant certificate for the balance of such Warrants remaining unexercised shall be registered in the name of and delivered to:

Please insert social security or other identifying number:  ----------------------

----------------------------------------------------------------------------------------------------
(Please print name and address)

----------------------------------------------------------------------------------------------------

Dated:

(Date)	(Signature)
(Print name)

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs American Stock Transfer & Trust Company to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated February [____], 2008 from the Company and acknowledged and agreed to by American Stock Transfer & Trust Company.

EMCORE CORPORATION

By:

Name:

Title:

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Dated: ___________________, 20___
Holder’s Signature:
Holder’s Address:
NOTE:  The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

Exhibit D

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is dated as of February 15, 2008, and is by and among EMCORE Corporation, a corporation organized under the laws of New Jersey, with its principal offices at 10420 Research Road SE, Albuquerque, NM 87123 (the “Company”), and the undersigned buyers (each, a “Buyer”, and collectively, the “Buyers”).

WHEREAS:

A.           In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell on the date hereof to each Buyer shares (the “Common Shares”) of the Company’s common stock, no par value (the “Common Stock”) and warrants (the “Warrants”) to acquire additional shares of Common Stock (the shares of Common Stock issuable upon exercise of or otherwise pursuant to the Warrants issued, collectively, the “Warrant Shares”).

B.           To induce the Buyers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1.  Definitions.  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.  As used in this Agreement, the following terms shall have the following meanings:

(a)  “1934 Act” means the Securities Exchange Act of 1934, as amended.

(b)  “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

(c)  “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

(d)  “Effective Date” means the date the Registration Statement has been declared effective by the SEC.

(e)  “Effectiveness Deadline” means the date that is ninety (90) days after the Closing Date (which shall be extended to one hundred twenty (120) days after the Closing Date if the Registration Statement is subject to SEC review).

(f)  “Eligible Market” means the American Stock Exchange, the New York Stock Exchange, Inc., The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market.

(g)  “Filing Deadline” means the date that is thirty (30) days after the Closing Date.

(h)  “Investor” means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(i)  “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(j)  “register”, “registered” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

(k)  “Registrable Securities” means (i) the Common Shares, (ii) the Warrant Shares, and (iii) any shares of capital stock issued or issuable with respect to the Common Shares, the Warrants or the Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

(l)  “Registration  Statement” means  a registration statement or registration statements of the Company filed under the 1933 Act covering the Registrable Securities.

(m)  “Required Holders” means the holders of at least 66% of the Registrable Securities.

(n)  “Required Registration Amount” for the Registration Statement means the sum of (i) the number of Common Shares issued pursuant to the Securities Purchase Agreement and (ii) the number of Warrant Shares issued and issuable pursuant to the Warrants as of the trading day immediately preceding the applicable date of determination.

(o)  “Rule 415” means Rule 415 promulgated under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

(p)  “SEC” means the United States Securities and Exchange Commission.

2.  Registration.

(a)  Mandatory Registration.  The Buyers acknowledge that Form S-3 is not available for the registration of their resale of the Common Shares.  The Company shall prepare, and, as soon as practicable but in no event later than the Filing Deadline, file with the SEC the Registration Statement on Form S-1 covering the resale of at least the number of shares of Common Stock equal to the Required Registration Amount determined as of the date the Registration Statement is initially filed with the SEC.  The Registration Statement shall contain (except if otherwise directed by the Required Holders) “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B.  The Company shall use its commercially reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline.  No later than 9:30 a.m. Eastern Time on the first Business Day following the Effective Date, the Company shall notify the Holders of the effectiveness of the Registration Statement (which notice shall be transmitted to all Holders at approximately the same time) and, no later than the second Business Day following the Effective Date, the Company shall file with the SEC, in accordance with Rule 424 under the 1933 Act, the final prospectus to be used in connection with sales pursuant to such Registration Statement.

(b)  Legal Counsel.  Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review any registration pursuant to this Section 2 (“Legal Counsel”), which shall be Schulte Roth & Zabel LLP, or such counsel as thereafter designated by the Required Holders.  The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s obligations under this Agreement.

(c)  Sufficient Number of Shares Registered.  In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities, the Company shall amend the applicable Registration Statement, or file a new Registration Statement, or both, to register any unregistered portion of the Required Registration Amount of Registrable Securities, determined as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement.  The filing of the amendment or new Registration Statement, as applicable, should occur as soon as practicable.  The Company shall use its commercially reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.  For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of shares of Common Stock available for resale under the Registration Statement is less than the Required Registration Amount.  The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the exercise of the warrants and such calculation shall assume that the Warrants are then exercisable into shares of Common Stock.

(d)  Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.  If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the Filing Deadline (a “Filing Failure”) or (B) not declared effective by the SEC on or before the Effectiveness Deadline (an “Effectiveness Failure”); (ii) on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(n)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or failure to register a sufficient number of shares of Common Stock or failure to maintain the listing of the Common Stock on an Eligible Market) (a “Maintenance Failure”); or (iii) after the date six months following the Closing Date, the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1) as a result of which the Buyers are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) (a “Current Public Information Default”) then, as liquidated damages reflecting a reasonable approximation of the uncertain damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock, the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one (1) percent (1%) of the aggregate Purchase Price) (as such term is defined in the Securities Purchase Agreement) of such Investor’s Registrable Securities included in such Registration Statement on each of the following dates: (i) the day that a Filing Failure occurs and on every thirtieth day (pro rated for shorter periods) thereafter until such Filing Failure is cured; (ii) the day that an Effectiveness Failure occurs and on every thirtieth day (pro rated for shorter periods) thereafter until such Effectiveness Failure is cured; (iii) the initial day of a Maintenance Failure and on every thirtieth day (pro rated for shorter periods) thereafter until such Maintenance Failure is cured; and (iv) the day that a Current Public Information Default occurs and on every thirtieth day (pro rated for shorter periods) thereafter until such Current Public Information Default is cured.  The payments to which a holder shall be entitled pursuant to this Section 2(e) are referred to herein as “Liquidated Damages.” Liquidated Damages shall be paid on the earlier of (I) the last day of the calendar month during which such Liquidated Damages are incurred and (II) the third Business Day after the event or failure giving rise to the Liquidated Damages is cured.  In the event the Company fails to make Registration Delay Payments in a timely manner, such Liquidated Damages shall bear simple interest at the rate of four (4) percent (4%) per month (pro rated for shorter periods) until paid in full.  Notwithstanding anything to the contrary herein or in the Securities Purchase Agreement, no Liquidated Damages shall be payable for any period after the expiration of the Registration Period (except in respect of a Current Public Information Default), and in no event shall the aggregate amount of Liquidated Damages (excluding Liquidated Damages in respect of Current Public Information Defaults) exceed, in the aggregate, ten (10) percent (10%) of the aggregate Purchase Price of the Common Shares.

(e)  Allocation of Registrable Securities.  The initial number of Registrable Securities included in any Registration Statement and each increase or decrease in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase or decrease thereof is declared effective by the SEC.  In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.  Any shares of Common Stock included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.  In no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

3.  Related Obligations.  At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(c) or 2(d), the Company will use its commercially reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and the Company and the Investors shall have the following obligations:

(a)  The Company shall submit to the SEC, as soon as practicable (but in no event later than three (3) Business Days) after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request.  The Company shall keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the first date as of which all Registrable Securities covered by such Registration Statement may be sold without restriction pursuant to Rule 144 (or any successor thereto) promulgated under the 1933 Act, or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”).  The registration and maintenance obligations under this Agreement shall automatically terminate at the end of the Registration Period.

(b)  The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the Rule 424 prospectus used in connection with such Registration Statement as may be necessary to keep such Registration Statement effective during the Registration Period, and (ii) during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities covered by such Registration Statement until the end of the Registration Period.  In the case of amendments and supplements to a Registration Statement that are required to be filed pursuant to this Agreement, including, pursuant to this Section 3(b), by reason of the Company filing a report on Form 10-Q, Form 10-K, Form 8-K or any other report or other document under the Securities Exchange Act of 1934, as amended (each such document, a “1934 Act Report”), the Company shall file such amendments or supplements with the SEC as soon as practicable after the 1934 Act Report is filed or other event occurred that created the requirement for the Company to amend or supplement such Registration Statement.

(c)  The Company shall (A) permit Legal Counsel to review and comment upon (i) a Registration Statement at least three (3) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements (except for amendments and supplements filed solely to include information contained in 1934 Act Reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects.  The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld.  The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor or Legal Counsel, and all exhibits, and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto.  The Company shall reasonably cooperate with Legal Counsel in performing the Company’s obligations pursuant to this Section 3.

(d)  The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, to the extent requested by an Investor, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request), and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(e)  The Company shall use its commercially reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “Blue Sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto (x) to qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to taxation in any such jurisdiction, or (z) to file a consent to service of process in any such jurisdiction.  The Company shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “Blue Sky” laws of any jurisdiction in the United States or its receipt of notice of the initiation or threatening of any proceeding for such purpose.

(f)  The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information in addition to that specifically required pursuant to this Section 3(f)), and, subject to Section 3(n), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and, to the extent requested by an Investor, deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request).  The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness may be delivered to Legal Counsel and each Investor by facsimile or email), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(g)  The Company shall use its commercially reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction.  If such an order or suspension is issued, the Company shall use its commercially reasonable best efforts to obtain the withdrawal of such order or suspension as promptly as practicable, and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof, or its receipt of notice of the initiation or threat of any proceeding for such purpose.

(h)  The Company shall use its commercially reasonable best efforts to cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or secure designation and quotation of all the Registrable Securities covered by a Registration Statement or an Eligible Market.  The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(h).

(i)  The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

(j)  If requested by an Investor, the Company shall (i) as soon as practicable, incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable, make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities.

(k)  The Company shall use its commercially reasonable best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.  If required by the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Company shall effect a filing with respect to the public offering contemplated by each Registration Statement (an “Issuer Filing”) with the FINRA Corporate Financing Department pursuant to NASD Rule 2710(b)(10)(A)(i) within one Business Day of the date that the Registration Statement is first filed with the SEC and pay the filing fee required by such Issuer Filing.  The Company shall use commercially reasonable best efforts to pursue the Issuer Filing until FINRA issues a letter confirming that it does not object to the terms of the offering contemplated by the Registration Statement as described in the Plan of Distribution.

(l)  The Company shall make generally available to its security holders as soon as practical, but in any event not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the effective date of a Registration Statement.

(m)  Within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver (and/or, if required by the Company's transfer agent, cause its legal counsel to deliver) to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

(n)  Allowable Grace Periods.

(i)
Notwithstanding anything in this Agreement to the contrary, upon (a) the issuance by the SEC of a stop order suspending the effectiveness of a Registration Statement or the initiation of proceedings with respect to any Registration Statement under Section 8(d) or 8(e) of the Securities Act, (b) the occurrence of any event or the existence of any fact (a “Material Event”) as a result of which such Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the occurrence or existence of any pending corporate development that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of any Registration Statement and the related Prospectus, the Company shall (1) in the case of clause (b) above, as soon as, in the reasonable judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as reasonably practicable thereafter, prepare and file a post-effective amendment to such Registration Statement or a supplement to the related Prospectus so that such Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to  purchasers of the Registrable Securities being offered and sold thereunder, and, in the case of a post-effective amendment to a Registration Statement, subject to the first sentence of Section 3(n)(ii), use commercially reasonable best efforts to cause it to be declared effective as promptly as is reasonably practicable, and (2) give notice to Legal Counsel and the selling Investors that the availability of the Registration Statement and Prospectus is suspended (a “Deferral Notice”). The Company shall also give a Deferral Notice upon the beginning of any Compliance Grace Period (as defined below) unless a Requested Grace Period (as defined below) is already in effect. Upon receipt of any Deferral Notice, each Investor agrees not to sell any Registrable Securities pursuant to the Registration Statement or Prospectus until such Investor has been advised in writing by the Company that the Registration Statement and Prospectus may be used.

(ii)
The Company shall use commercially reasonable best efforts to ensure that the use of such Registration Statement and Prospectus may be resumed (x) in the case of clause (a) of Section 3(n)(i), as promptly as is practicable, (y) in the case of clause (b) of Section 3(n)(i), as soon as, in the reasonable judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as reasonably practicable thereafter, and (z) in the case of clause (c) of Section 3(n)(i), as soon as, in the reasonable discretion of the Company, such suspension is no longer appropriate.  The period during which the availability of a Registration Statement or Prospectus is suspended under the circumstances described in clauses (b) or (c) of Section 3(n)(i) above is referred to herein as a “Requested Grace Period.”  Any portion of a Requested Grace Period from the filing of an amendment to a Registration Statement until the declaration of effectiveness of such amendment by the SEC (so long as the Company continues to use commercially reasonable best efforts to cause such amendment to be declared effective as promptly as reasonably practicable), is referred to herein as a  “Necessary Portion.”

(iii)
The following periods are referred to herein as “Compliance Grace Periods”:  (a) any period during which Legal Counsel is reviewing and commenting on a Registration Statement, Prospectus, amendment or supplement as contemplated by Section 3(c), (b) any period during which the Company is engaged in compliance with Section 3(j) following the request of an Investor, and (c) any period during which the Company is awaiting information or an executed document from one or more Investors following a request by the Company as contemplated by Section 4(a).  Requested Grace Periods and Compliance Grace Periods are referred to collectively herein as “Allowable Grace Periods.”

(iv)
The aggregate duration of all Requested Grace Periods, excluding the duration of any Necessary Portions and any Compliance Grace Periods that occur during such Requested Grace Periods, shall not exceed 60 days in any 12-month period.  In order to enforce the covenants of the Investors set forth in this Section 3(n), the Company may impose stop transfer instructions with respect to the Registrable Securities of each Investor until the end of each Allowable Grace Period.

(v)
Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor, in accordance with the terms of the Securities Purchase Agreement, in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Company’s giving of a Deferral Notice and for which the Investor has not yet settled, and deliver a copy of the prospectus included as part of the applicable Registration Statement (unless an exemption from such prospectus delivery requirement exists).

(o)  If any Investor is described in the Registration Statement as an underwriter, at the reasonable request of such Investor, the Company shall furnish to such Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors; provided, however, the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B shall not give rise to any rights under this Section 3(o).

(p)  If any Investor is described in the Registration Statement as an underwriter, the Company shall make available for inspection by (i) such Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement; provided, further, the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B shall not give rise to any rights under this Section 3(p).  Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.  Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors’ ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

(q)  The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement.  The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(r)  Neither the Company nor any Subsidiary or affiliate thereof shall identify any Buyer as an underwriter in any public disclosure or filing with the SEC or any Principal Market (as defined in the Securities Purchase Agreement) or Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the "Plan of Distribution" section attached hereto as Exhibit B in the Registration Statement.

4.  Other Obligations of the Investors.

(a)  At least three (3) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor’s Registrable Securities included in such Registration Statement.  It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that (i) such Investor furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities, and (ii) the Investor execute such documents in connection with such registration as the Company may reasonably request.

(b)  Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

(c)  Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statements covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required.  Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor, in accordance with the terms of the Securities Purchase Agreement, in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Company’s giving of notice of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), and for which the Investor has not yet settled.

(d)  Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.  Expenses of Registration.  All reasonable expenses, other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.  Upon request and delivery of an invoice, the Company shall also reimburse up to an aggregate of $10,000 of fees and disbursements of Legal Counsel incurred in connection with registration, filing or qualification under this Agreement.

6.  Indemnification.  In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)  To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon:  (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act or any state securities law, or any rule or regulation thereunder, relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”).  Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.  Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(b)  In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(c)  Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all Indemnified Persons and Indemnified Parties to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding.  In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates.  The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim.  The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation, or (ii) includes any admission as to fault on the part of the Indemnified Party.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced by such failure.

(d)  The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.  Contribution.  To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8.  Reports Under the 1934 Act.  With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees:

(a)  make and keep public information available, as those terms are understood and defined in Rule 144;

(b)  file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144; and

(c)  furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act (provided that is has so complied), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities without registration pursuant to Rule 144.

9.  Assignment of Registration Rights.  The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor’s Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of the name and notice information of such transferee or assignee and the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of any such securities by the transferee or assignee may not be made immediately under Rule 144 without restriction or limitation; (iv) the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein and provides its notice information for inclusion on the Schedule of Investors attached hereto; and (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement and applicable law.

10.  Amendment of Registration Rights.  Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Required Holders.  Any amendment or waiver effected in accordance with the previous sentence shall be binding upon each Investor and the Company.  In addition to the foregoing, any Investor may waive the observance of provisions of this Agreement (either generally or in a particular instance and either retroactively or prospectively) with respect to itself.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities.  No consideration (other than the reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

11.  Miscellaneous.

(a)  A Person is deemed to be a holder of Registrable Securities whenever such Person owns of record such Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

(b)  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon transmission, when sent by facsimile, email or other form of electronic communication (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses, facsimile numbers and email addresses for such communications shall be:

If to the Company:

Emcore Corporation
10420 Research Road SE
Albuquerque, NM 87123
Telephone: (505) 332-5000
Facsimile: (505) 332-5038
Attention: General Counsel

If to the Company’s legal counsel:

Jenner & Block
919 Third Avenue
37th Floor
New York, New York 10022
Telephone: 1.212.891.1600
Facsimile:1.212.909.0820
Email: tknapp@jenner.com
Attention:  Tobias L. Knapp

With a copy (for informational purposes) to:

Jones Day
51 Louisiana Avenue, N.W.
Washington, D.C.  20001-2113
Tel: 1.202.879.3939
Fax: 1.202.626.1700
Email:  jwelch@jonesday.com
Attention: John Welch

and

Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303
Tel:  (650) 739-3939
Fax:  (650) 739-3900
Email:  segillette@jonesday.com
Attention:  Steve Gillette

If to Legal Counsel:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022
Tel:  1.212.756.2000
Fax:  1.212.593.5955
Email:  eleazer.klein@srz.com
Attention:  Eleazer N. Klein

If to an Investor, to its address, facsimile number or email address set forth on the Schedule of Investors attached hereto, or to such other address, facsimile number and/or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.  Notice shall be deemed delivered pursuant to the procedures set forth in the Securities Purchase Agreement.

(c)  Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d)  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e)  This Agreement, the other Transaction Documents (as defined in the Securities Purchase Agreement) and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(f)  Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(g)  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h)  This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile, email or other electronic transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(i)  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(j)  All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

(k)  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(l)  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(m)  The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor hereunder.  Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investor as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated herein.

* * * * * *

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

EMCORE CORPORATION

By:           /s/ Adam Gushard
Name:  Adam Gushard
Title:  Chief Financial Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Polar Securities Inc. for Altairis Offshore

By: /s/ Robyn Schultz
Name: Robyn Schultz
Title: VP, Polar Securities Inc. (as IA for certain managed accounts)

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Polar Securities Inc. for Altairis Investments L.P.

By: /s/ Robyn Schultz
Name: Robyn Schultz
Title: VP, Polar Securities Inc. (as IA for certain managed accounts)

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Polar Securities Inc. for Altaris Offshore Levered

By: /s/ Robyn Schultz
Name: Robyn Schultz
Title: VP, Polar Securities Inc. (as IA for certain managed accounts)

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: THE QUERCUS TRUST

By: /s/ David Gelbaum
Name: David Gelbaum
Title: Trustee

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Marathon Global Equity Master Fund, Ltd.

By: /s/ Jamie Raboy
Name: Jamie Raboy
Title: Managing Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited

By: /s/ Andrew Martin
Name: Andrew Martin
Title: Managing Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited

By: /s/ Andrew Martin
Name: Andrew Martin
Title: Managing Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited

By: /s/ Andrew Martin
Name: Andrew Martin
Title: Managing Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: The Tocqueville Fund

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Tocqueville Amerique

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: MONTBER, S.A. INCOME

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: THORN LIMITED

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: KALUNBORG LTD BVI

By: /s/ Robert W. Kleinshmidt
Name: Robert W. Kleinshmidt
Title: Authorized Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: HIGHBRIDGE INTERNATIONAL LLC By: Highbridge Capital Management, LLC Its: Trading Manager

By: /s/ Adam J. Chill
Name:Adam J. Chill
Title: Managing Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: ARDSLEY PARTNERS FUND II, L.P.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Partner

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Partner

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: ARDSLEY PARTNERS RENEWABLE FUND, L.P.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Partner

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: ARDSLEY OFFSHORE FUND, LTD.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Agent / Advisor

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: MARION LYNTON

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Agent / Advisor

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: HFR HE ARDSLEY MASTER TRUST

By: /s/ Steve Napoli
Name:Steve Napoli
Title: Agent / Advisor

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: HUDSON BAY OVERSEAS FUND LTD

By: /s/ Yoav Roth
Name:Yoav Roth
Title: Principal & Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: HUDSON BAY FUND LTD

By: /s/ Yoav Roth
Name:Yoav Roth
Title: Principal & Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Portside Growth and Opportunity Fund

By: /s/ Jeff Smith
Name:Jeff Smith
Title: Authorized Signatory

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Empire Capital Partners, LTD

By: /s/ Peter J. Richards
Name:Peter J. Richards
Title: Managing Member of Empire Capital Management, LLC (investment manager to Empire Capital Partners, LTD)

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Empire Capital Partners, LP

By: /s/ Peter J. Richards
Name:Peter J. Richards
Title: Managing Member of Empire Capital Management, LLC (investment manager to Empire Capital Partners, LP)

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Capital Ventures International By: Heights Capital Management, Inc. its authorized agent

By: /s/ Michael Spolan
Name:Michael Spolan
Title: General Counsel

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Iroquois Masterfund, Ltd.

By: /s/ John Silverman
Name:John Silverman
Title: Authorized Signatory

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Kingdon Associates

By: /s/ Alan Winters
Name:Alan Winters
Title: Chief Operating Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: M. Kingdon Offshore Ltd.

By: /s/ Alan Winters
Name:Alan Winters
Title: Chief Operating Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Kingdon Family Partnership, L.P.

By: /s/ Alan Winters
Name:Alan Winters
Title: Chief Operating Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Investcorp Interlachen Multi-Strategy Master Fund Limited By: Interlachen Capital Group LP, Authorized Signatory

By: /s/ Gregg T. Colburn
Name:Gregg T. Colburn
Title: Authorized Signatory

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: CD Investment Partners, Ltd.: By: Carpe Diem Capital Management LLC Its: Investment Advisor

By: /s/ John Ziegelman
Name:John Ziegelman
Title: President

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Lagunitas Partners LP

By: /s/ Jon D. Gruber
Name:Gruber & McBaine Cap Mgmt.
Title: General Partner

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Gruber & McBaine International

By: /s/ Jon D. Gruber
Name:Gruber & McBaine Cap Mgmt.
Title: Investment Advisor

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Jon D. & Linda W. Gruber Trust

By: /s/ Jon D. Gruber
Name:Jon D. Gruber
Title: Trustee

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: CaraCastle Partners

By: /s/ Damien Quinn
Name:Damien Quinn
Title: Principal

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: MMCAP Int’l Inc. SPC

By: /s/ Ben Cubitt
Name:Ben Cubitt
Title: PM

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Cranshire Capital, L.P.

By: /s/ Mister D. Kopine
Name:Mister D. Kopine
Title: President – Downsview Capital The General Partner

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Enable Growth Partners LP

By: /s/ Brendan O’Neil
Name:Brendan O’Neil
Title: President & Chief Investment Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: Crestview Capital Master, LLC By: Crestview Capital Partners, LLC Its Sole Manager

By: /s/ Robert Hoyt
Name:Robert Hoyt
Title: Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of tile date first written above.

Name of Investor: RHP Master Fund, Ltd. By: Rock Hill Investment Management, L.P. By: RHP General Partner, LLC

By: /s/ Keith Marlowe
Name:Keith Marlowe
Title: Director

SCHEDULE OF INVESTORS

Investor	Registered Holder	Shares	Warrants	Contact Details and Mailing
Polar Capital		840,000	147,000
	Altairis Offshore	283,100	49,543	BMO Nesbitt Burns Inc Account Reference: 402-20080, Altairis Offshore 1 First Canadian Place, 35th Floor Toronto, ON M5X 1H3 Attn: Jennifer Scotland, 416-359-4972
	Altairis Investments, LP	54,400	9,520	BMO Nesbitt Burns Inc Account Reference: 402-20055, Altairis Offshore 1 First Canadian Place, 35th Floor Toronto, ON M5X 1H3 Attn: Jennifer Scotland, 416-359-4972
	Altairis Offshore Levered	502,500	87,938	BMO Nesbitt Burns Inc Account Reference: 402-20486, Altairis Offshore 1 First Canadian Place, 35th Floor Toronto, ON M5X 1H3 Attn: Jennifer Scotland, 416-359-4972
Quercus Trust	The Quercus Trust	752,000	131,600	1835 Newport Blvd, A109 PMB 467 Costa Mesa, CA 92627 (949) 631-6723
Marathon	Marathon Global Equity Master Fund, Ltd.	600,000	105,000	Goldman, Sachs & Co. 30 Hudson Street Jersey City, NJ 07302 212-381-4422
UBS O'Connor	UBS O'Connor LLC F/B/O: O'Connor Pipes Corporate Strategies Master Limited	336,000	58,800	UBS O'Connor LLC One North Wacker Drive, 32nd floor Chicago, IL 60614 Attn: Robert Murray
	UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage Master Limited	210,560	36,848	UBS O'Connor LLC One North Wacker Drive, 32nd floor Chicago, IL 60614 Attn: Robert Murray
	UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage II Master Limited	13,440	2,352	UBS O'Connor LLC One North Wacker Drive, 32nd floor Chicago, IL 60614 Attn: Robert Murray
Tocqueville	Tocqueville Fund	225,000	39,375	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Tocqueville Amerique	45,000	7,875	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Montber S.A. Income	190,000	33,250	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Thorn Limited	35,000	6,125	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
	Kalunbourg Limited	15,000	2,625	Tocqueville Asset Management 40 West 57th Street, 19th Floor New York, NY 10019
Highbridge	Highbridge International LLC, by: Highbridge Capital Management LLC, its trading manager	500,000	87,500	Bear Stearms 1 Metrotech Center, 20th Floor Brooklyn, NY 11201 212-272-3915 Attn: Elanna Bradley
Ardsley	Ardsley Partners Fund II, LP	126,500	22,138	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Partners Institutional Fund, LP	81,800	14,315	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Partners Renewable Energy Fund, LP	68,300	11,953	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Offshore Fund, Ltd	88,500	15,488	262 Harbor Drive, 4th floor Stamford, CT 06902
	Ardsley Renewable Energy Offshore Fund, Ltd	116,100	20,318	262 Harbor Drive, 4th floor Stamford, CT 06902
	Marion Lynton	3,200	560	262 Harbor Drive, 4th floor Stamford, CT 06902
	HFR HE Ardsley Master Trust	15,600	2,730	262 Harbor Drive, 4th floor Stamford, CT 06902

Hudson Bay	Hudson Bay Overseas Fund Ltd	545,600	95,480	120 Broadway, 40th floorNew York, NY 10271
	Hudson Bay Fund LP	334,400	58,520	120 Broadway, 40th floor New York, NY 10271
Ramius	Portside Growth & Opportunity Fund	480,000	84,000	David Larrauri Account Manager Prime Brokerage Global Equity Finance CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street, 3rd floor New York, NY 10013 Tel 212-723-5902
Empire	Empire Capital Partners, Ltd	155,400	27,195	Empire Capital Management, LLC One Gorham Island, Suite 201 Westport, CT 06880 203-454-1019
	Empire Capital Partners, Lp	144,600	25,305	Empire Capital Management, LLC One Gorham Island, Suite 201 Westport, CT 06880 203-454-1019
Heights	Capital Ventures International	300,000	52,500	Heights Capital Management 101 California Street, Suite 3250 San Francisco, CA 94111
Iroquois	Iroquois Master Fund Ltd.	300,000	52,500	641 Lexinton Avenue, 35th floor New York, NY 10022
Kingdon	Kingdon Associates	72,600	12,705	152 West 57th Street, 50th Floor New York, Ny 10019
	M. Kingdon Offshore Ltd.	217,350	38,036	152 West 57th Street, 50th Floor New York, Ny 10019
	Kingdon Family Partnership, L.P.		10,050	125,625
Interlachen	Investcorp Interlachen Multi-Strategy Master Fund Limited	200,000	35,000	Interlachen Capital Group LP 800 Nicolet Mall, Suite 2500 Minneapolis, MN 55402
CD Capital	Carpe Diem Capital Management LLC, c/o Goldman Sachs & Co	160,000	28,000
Purchaser:
Carpe Diem Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, IL 60606
Tel :312-803-5010

Goldman, Sachs & Co
One New York Plaza, 48th Floor
New York, NY 10004
Tel: 212-357-7172
Fax: 212-428-5806

Gruber	Lagunitas Partners LP	97,000	16,975	Gruber & McBaine Capital Management 50 Osgood Place, PH San Francisco, CA 94133
	Gruber & McBaine International	7,000	1,225	Gruber & McBaine Capital Management 50 Osgood Place, PH San Francisco, CA 94133
	Jon D & Linda W Gruber Trust	56,000	9,800	Gruber & McBaine Capital Management 50 Osgood Place, PH San Francisco, CA 94133
Cara Castle	Cara Castle Partners	88,000	15,400	14 The Ridge Plandome, NY 11030
MM Capital	MMCAP Int'l Inc SPC	150,000	26,250	MMCAP Int'l Inc SPC 90 Fort St, Box 32021 Grand Cayman Cayman Islands
Cranshire	Cranshire Capital, L.P.	120,000	21,000	3100 Dundee Road, Suite 703 NorthBreek, IL
Enable	Enable Growth Partners	100,000	17,500	One Ferry Building, Suite 255 San Francisco, CA 94111
Crestview	Crestview Capital Master, LLC By: Crestview Capital Partners, LLC, its Sole Manager	100,000	17,500	95 Revere Drive, Suite A Northbrook, IL 60062
Rock Hill Investment Management, LP	RHP Master Fund, Ltd.	100,000	17,500	c/o Rock Hill Investment Management, LP Three Bala Plaza - East, Suite 585 Bala Cynwyd, PA 19004

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS

OF REGISTRATION STATEMENT

[           ]
[           ]
[           ]
Attention: [                                ]

Re:  Emcore Corporation

Ladies and Gentlemen:

On behalf of Emcore Corporation, a corporation organized under the laws of New Jersey (the “Company”), I am writing in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders its shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) and Warrants (the “Warrants”), which are exercisable into shares of Common Stock (the “Warrant Shares”).  Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the “1933 Act”).  In connection with the Company’s obligations under the Registration Rights Agreement, on ________________ ___, 2008, the Company filed a Registration Statement on Form S-1 (File No. 333-__________) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling stockholder thereunder.

In connection with the foregoing, I advise you that a member of the SEC’s staff has advised the Company or its counsel by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and the Company has no knowledge, after telephonic inquiry by the Company or its counsel of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

This letter shall serve as our standing instruction to you that the shares of Common Stock and Warrant Shares are freely transferable by the Holders pursuant to the Registration Statement.  You need not require further letters from us or our counsel to effect any future legend-free issuance or reissuance of shares of Common Stock to the Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated ___________ ___, 2008, provided at the time of such reissuance, the Company has not otherwise notified you that the Registration Statement is unavailable for the resale of the Registrable Securities.

Very truly yours,

EMCORE CORPORATION

By:

CC:  [LIST NAMES OF HOLDERS]

EXHIBIT B

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon the exercise of the warrants.  For additional information regarding the issuances of common stock, see “Private Placement of Common Shares and Warrants” above.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years. [NOTE: this sentence need not be included with respect to any transferee for which the statement is not accurate.]

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and the warrants as of __________ ___, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.  In accordance with the terms of the registration rights agreement with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of the aggregate number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC.  The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.  Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised.  The number of shares in the second column does not reflect this limitation.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and shares of common stock issuable upon the exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	involving ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	involving block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	involving purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	involving an exchange distribution in accordance with the rules of the applicable exchange;

•	involving privately negotiated transactions;

•	involving short sales;

•	involving sales pursuant to Rule 144;

•	in connection with which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	involving a combination of any such methods of sale; and

•	involving any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement or amendment, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.